UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1995

Commission file number 0-17912


First Citizens Financial Corporation
22 Firstfield Road
Gaithersburg, Maryland 20878
(301) 527-2400
Incorporated in the State of Delaware
IRS Employer Identification Number 52-1638667

Securities registered pursuant to Section 12(b) of the Act: (Not applicable)

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]   No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Yes [X]   No [ ]

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of March 8, 1996 was $38,560,827.

At March 8, 1996, the Registrant had 2,649,182 shares of $.01 par value common stock outstanding.

Portions  of  the  definitive   proxy   statement  for  the  annual  meeting  of
stockholders  to be held on April 19, 1996 are  incorporated  by reference  into
Part III.

FIRST CITIZENS FINANCIAL CORPORATION 1995 Annual Report AND FORM 10-K Citizens Savings Bank f.s.b.

Corporate Profile
First Citizens Financial Corporation is the holding company (formed in 1989) for Citizens Savings Bank f.s.b. ("Citizens" or the "Bank"). At December 31, 1995, Citizens had total assets of $607.6 million and operated through 16 offices located in Montgomery and Frederick Counties in Maryland.

The common stock of First Citizens Financial Corporation is traded over-the-counter on Nasdaq's National Market under the symbol "FCIT". All depositor accounts of the Bank are insured up to $100,000 by the Savings Association Insurance Fund, which is administered by the Federal Deposit Insurance Corporation.

Citizens' message for 1996 is YOUR COMMUNITY BANK. Citizens has been serving its community since 1929. Our employees actively participate in community projects, live in your neighborhood and are here to serve you, our customers.

Table of Contents
Financial Highlights .........................    1
Letter to Stockholders .......................    2
Your Community Bank ..........................    4
Selected Consolidated Financial and Other Data    8
Management's Discussion and Analysis .........   10
Consolidated Financial Statements ............   18
Independent Auditors' Reports ................   37
Report of Management .........................   38
Selected Quarterly Financial Data ............   38
Form 10-K ....................................   39
Investor Services Directory ..................   53
Citizens Savings Bank f.s.b. Locations .......   53
Board of Directors and Corporate Officers ....   54


Financial Highlights
(Dollars in thousands except per share data)
                                                    Year ended December 31,
                                                                       Increase
                                                  1995        1994    (Decrease)

Net interest income ........................   $ 17,723    $ 17,485       1.4%
(Recovery of) provision for loan losses ....        (28)       (635)    (95.6)
Other income ...............................      2,643       2,547       3.8
Loss from real estate, net .................         99       1,810     (94.5)
Other expense ..............................     14,202      13,525       5.0
Net income .................................      4,107       3,635      13.0
Earnings per share of common stock .........       1.43        1.28      11.7


                                                                      At December 31,
                                                                                      Increase
                                                                 1995        1994    (Decrease)


Total assets .............................................   $607,429    $558,288       8.8%
Loans receivable, net ....................................   412,603      427,445      (3.5)
Investment securities, net ..............................    119,655       88,436      35.3
Real estate owned, net ...................................    13,269       14,826     (10.5)
Deposits .................................................   487,097      457,007       6.6
Stockholders' equity .....................................    38,641       34,036      13.5
Total loan originations ..................................   144,433      179,765     (19.7)
Allowance for losses on loans and real estate ............     8,435        9,224      (8.6)
Charge-offs, net of recoveries ...........................     1,135        6,994     (83.8)
Book value per common share ..............................     14.69        13.18      11.5
Nonperforming assets, net, as a percentage of total assets      2.5%         4.4%     (43.2)
Stockholders' equity as a percentage of total assets .....      6.4          6.1        4.9

Stock Traded on Nasdaq-First Citizens Financial Corporation's (the "Company") common stock trades on Nasdaq's National Market under the symbol "FCIT". As of December 31, 1995, First Citizens Financial Corporation had approximately 901 stockholders of record and 2,629,576 outstanding shares of common stock. The Company has not paid any cash dividends to holders of its common stock. It is not expected that cash dividends will be paid to holders of its common stock in the foreseeable future. See Notes 9 and 13 to the Consolidated Financial Statements for restrictions on the payment of dividends by Citizens Savings Bank f.s.b. to the Company. The following table sets forth the high, low and closing market price information for the common stock of the Company for the periods indicated.


Calendar Quarter Ended:

                   High     Low      Close
1995:
December 31.      $20.00   $15.50   $19.00
September 30       18.63    17.25    18.50
June 30 ....       18.75    13.18    17.75
March 31 (a)       14.32    10.91    13.58

1994: (a)
December 31.      $15.91   $11.36   $11.82
September 30       16.36    11.82    15.91
June 30 ....       12.50    10.39    11.59
March 31 (b)       12.34     9.74    10.17

(a) Adjusted for a 10% stock dividend declared April 21, 1995.
(b) Adjusted for a 5% stock dividend declared April 20, 1994.

To Our Stockholders:


For 1995, First Citizens Financial Corporation (the "Company") reported record net income and year-end stockholders' equity. Net income totaled $4.1 million, or $1.43 per share, in 1995, an increase of 13% over the prior year's net income of $3.6 million, or $1.28 per share. Stockholders' equity reached a record high of $38.6 million at December 31, 1995, up from the $34.0 million reported at year-end 1994. This was the fourth consecutive year during which stockholders' equity has increased since the $21.5 million reported at December 31, 1991.

Net interest income before (recoveries of) loan loss provisions of the Company's principal subsidiary, Citizens Savings Bank f.s.b. (the "Bank") increased slightly to $17.7 million for 1995 from $17.5 million for 1994. Due to an increase in deposit rates during 1995, the Bank's net interest margin decreased to 3.15% in 1995, compared to 3.37% in 1994. However, average interest-earning assets increased $46.6 million, to $550.4 million at December 31, 1995, from $503.8 million at December 31, 1994, which more than offset the decline in net interest margin.

Operating expenses decreased $1.0 million, to $14.3 million in 1995 from $15.3 million in 1994. During 1995, loss from real estate, net, amounted to $99,000 as compared to net losses of $1.8 million in 1994. This decrease resulted primarily from a $1.0 million reduction in the provision for losses on real estate owned. The Bank also recognized net gains of $.7 million from the sale of real estate owned in 1995 compared to a net loss on the sale of real estate owned of $.1 million in 1994.

The market price of the Company's stock increased to $19.00 per share at December 31, 1995, from $11.82 per share at December 31, 1994, a 60.7% increase over the prior year's close, after adjustment for a 10% stock dividend. The Company paid a 10% stock dividend to stockholders on June 5, 1995, the fourth stock dividend declared by the Board of Directors over the past several years and a doubling of the amount of the stock dividend (5%) declared in 1994 and in prior years.

The Bank experienced continued success in reducing its nonperforming assets, net (including real estate owned) in 1995, decreasing these assets to $15.1 million, or 2.5% of total assets, compared to $24.7 million, or 4.4% of total assets, as of December 31, 1994. Classified assets, net, decreased by approximately 33%, to $20.6 million in 1995, compared to $30.7 million in 1994. These reductions reflect management's continued commitment to further reduce the levels of nonperforming and classified assets.

A year ago we announced to you, our stockholders, our belief that many of the burdens of the past years are now behind us and that management had begun to turn its focus toward strengthening the image and position of the Bank in our community for the future. We set out in 1995 to redefine the Bank's position as a true "Community Bank", expanding its relationships with local middle-market companies and placing renewed emphasis on strengthening our banking relationships through individualized attention, responsiveness to changes in our customers' needs and targeting new markets for future growth and development. We committed ourselves to providing the highest level of professional service and new and innovative products, and rededicated ourselves to the people within our community and to our stockholders, whose needs and interests remain our foremost priority and our most valued commodity.

1995 signaled the beginning of this renewed emphasis, and our performance over the past year reflects well upon the results of this effort. In an era of rapid change and uncertainty in the financial industry, we remain solidly committed to the traditional values upon which the Bank and the Company were first founded while at the same time positioning the Bank to compete in the future. As a "Community Bank", we believe the value of the services we provide and the strength of the relationships we establish are enhanced by our proximity and accessibility to our customer base. While many competitors offer similar services and products from distant locations, we provide individualized attention and personal banking relationships from within our market community.


An indication of our belief that we will be better able to serve our customer base was the addition of several new products such as "the merchant card", "the MasterMoneyTM direct debit card" and the commercial "Cash Management system". These new and innovative products not only make banking more convenient but also generate fee income for the Bank. We have also established quarterly "economic breakfasts" targeted at local middle-market companies in order to foster the development of new relationships with these businesses. These meetings feature a guest speaker who discusses the current economic climate and outlook at community, regional and national levels. Also symbolic of the new direction which the Bank began in 1995 was the relocation for our corporate headquarters to Gaithersburg, Maryland, in March 1995. This relocation increases the visibility and proximity of the Bank to the commercial enterprises and markets we have targeted as we continue to develop business and customer relationships.

This new emphasis and direction are the foundations from which we will build our future. The cornerstone of our efforts will be to continue to focus on expanding and growing our relationships with local middle-market companies, developing a broader network of services and products to offer our customers, while continuing to provide the traditional banking relationships which are the heart and soul of a "Community Bank".

We will continue to build upon the success we have experienced in these areas to further enhance the Company's profitability, maximize its value and reward the faithful support and continued confidence of you, our stockholders.

Very truly yours,




Herbert W. Jorgensen
Chairman of the Board and
  Chief Executive Officer




Enos K. Fry
Vice Chairman of the Board
  and President




Your Community Bank

Although much has changed at Citizens Savings Bank f.s.b. since we opened our doors for business in 1929, one thing remains the same -- our fine tradition of community service.

Community Service [ ]

Our extraordinary growth in assets is a product of our belief that we are partners with our customers and our community. Our commitment to service extends beyond Citizens Savings Bank branches and offices. Because of this partnership with our community, our staff members are active volunteer leaders in a broad range of civic endeavors. These volunteer services range from business and economic development to health and youth organizations.

One example of this participation in the business community is our involvement in the Montgomery Housing Partnership, Inc.'s (MHPI) Naples Manor project. MHPI was created to work with local county government with the goal of providing affordable housing in our community. Citizens has not only provided financial donations to support MHPI but has also opened a line of credit for MHPI designed to facilitate the purchase of additional housing units.

For over 66 years, we have remained a community bank, committed to helping our customers achieve their financial goals by providing them with the best possible savings and lending products while demonstrating our commitment to customer service on a daily basis. Because we are partners with our community, we make decisions where it counts, right here in Montgomery County. We are actively involved in our community _ not because we have to be, but because we want to be. As we continue our growth, our efforts will be focused on strengthening this tradition.

Consumer Lending [ ]

We are proud to announce that our Consumer Lending Division experienced an unparalleled 28% increase in loan originations during 1995. A large portion of this increase is attributable to the popularity of our 1995 Home Equity Credit Line product which offered favorable terms of prime plus zero.

Another contributing factor to our increase was our auto loan product, which offered competitive rates and the convenience of applying for an auto loan by phone with a guaranteed response within 24 hours. Our auto loan portfolio increased 29% in 1995.

Corporate Lending [ ]

In 1995, our Corporate Lending Division emphasized a strategy of focusing on small- and medium-sized companies operating within our community. We specialize in providing loans and other financial services to businesses and professionals who are building organizations that, in turn, improve the overall economy of our community. We pride ourselves in the knowledge of our account officers. They have outstanding lending skills and a broad spectrum of experiences which are utilized to fully understand and then respond to the needs of our customers. At Citizens, we recognize the intrinsic interdependence between banking and a successful corporate community. With this knowledge, motivation and commitment to service, our account officers in the Corporate Lending Division were able to increase the Division's loan portfolio by almost 60% and increase corporate demand deposit accounts by 48%.

Community Banking [ ]

Citizens is a community bank you can depend on. We are committed to helping people build a strong financial future. Many of our customers came to us as young couples financing their first home. We have helped them save for their future and realize their dreams: cars, education, vacations and retirement. They have stayed with us through the years, bringing their children and grandchildren to bank with us. To us this loyalty represents the highest form of recognition.

Today, our customers are in the forefront of the trend toward high-tech banking services. The move towards more sophisticated banking services presents us with new challenges and the opportunity to serve our customers in new markets. In 1995, we were one of the first banks to introduce the MasterMoneyTM debit card. MasterMoneyTM not only allows customers the flexibility of easy access to their money _ it also generates additional income for the Bank via service fees for MasterMoneyTM transactions.

Our Golden Advantage Plus Checking, which offers customers who are 55 or older expanded services such as free checks, free checking and free ATM use at all MOST and Plus ATMs, generated $3.9 million in deposits during 1995. We also introduced Advantage Plus checking, giving customers free ATM use at all MOST and Plus ATMs, which created another $4.2 million in deposits during 1995.

Real Estate Lending [ ]

Due to their exceptional team of lending officers, 1995 was a pivotal year for the Real Estate Lending Division. Our lending officers are highly skilled at matching the community's need for development with the builders' need for flexibility in the financial structuring of development and construction loans.

The Real Estate Lending Division succeeded in reducing our non-performing assets from $24.7 million, or 4.4% of total assets, at December 31, 1994 to $15.1 million, or 2.5% of total assets, at December 31, 1995. The positive impact of these reductions is reflected in the current financial statements of Citizens Savings Bank.

We remain a community bank that believes in the simple philosophy that banking is a "people" business and that our customers are Citizens' most important asset. Individual attention to the financial needs of our customers is what Citizens Savings Bank is all about. We take the time to identify the customers' financial goals, determine which of our products best meets their needs and provide them with the best in customer service.

Selected Consolidated Financial and Other Data
(Dollars in thousands except per share data)

The following table summarizes certain selected consolidated financial data at or for the periods indicated. This information should be read in conjunction with the consolidated financial statements and notes thereto which appear elsewhere herein. All per share information has been restated to reflect a 10% stock dividend declared April 21, 1995 and 5% stock dividends declared April 20, 1994 and April 21, 1993.

Operations Data

                                                                                  Year ended December 31,
                                                                     1995        1994        1993       1992       1991

Interest income .................................................   $ 43,463    $ 37,339    $ 38,248   $ 41,202   $ 47,551
Interest expense ................................................     25,740      19,854      20,921     26,618     36,220
                                                                      ------      ------      ------     ------     ------
Net interest income .............................................     17,723      17,485      17,327     14,584     11,331
(Recovery of) provision for loan losses .........................        (28)       (635)      1,329        352      6,351
                                                                      ------        ----       -----        ---      -----
Net interest income after (recovery of) provision for loan losses     17,751      18,120      15,998     14,232      4,980
Other income ....................................................      2,643       2,547       3,936      4,553      3,946
Loss from real estate, net ......................................         99       1,810       1,669      2,059      2,084
Other operating expense .........................................     14,202      13,525      12,423     11,923     12,991
                                                                      ------      ------      ------     ------     ------
Income (loss) before income taxes (benefit) and cumulative
  effect of accounting change ...................................      6,093       5,332       5,842      4,803     (6,149)
Provision for income taxes (benefit) ............................      1,986       1,697       1,473      1,914     (2,515)
                                                                       -----       -----       -----      -----     ------
Income (loss) before cumulative effect of accounting change .....      4,107       3,635       4,369      2,889     (3,634)
Cumulative effect of change in accounting for income taxes ......          _           _       1,510          _          _
                                                                       -----       -----       -----      -----     ------
Net income (loss) ...............................................   $  4,107    $  3,635    $  5,879   $  2,889   $ (3,634)
                                                                    ========    ========    ========   ========   ========

Earnings (loss) per common and common equivalent share
  before cumulative effect of accounting change .................   $   1.43    $   1.28    $   1.58   $   1.12   $  (1.44)
Cumulative effect of change in accounting for income taxes ......          _           _         .54          _          _
                                                                    --------    --------    --------   --------   --------
Earnings (loss) per common and common equivalent share ..........   $   1.43    $   1.28    $   2.12   $   1.12   $  (1.44)
                                                                    ========    ========    ========   ========   ========



Financial Condition Data
                                                                        At December 31,
                                                                 1995       1994       1993       1992       1991

Total assets .............................................   $607,429   $558,288   $522,199   $541,297   $550,941
Investment securities, net (a) ...........................    119,655     88,436     85,007    113,011    137,828
Loan portfolio, gross:
  Permanent loans (b) ....................................    406,499    394,699    338,913    314,811    289,509
  Construction loans:
    Residential ..........................................     28,639     27,908     21,445     19,328     25,183
    Commercial real estate ...............................          _      4,053      9,727      9,727     10,197
    Land acquisition and development .....................      5,583     12,357     14,363     16,866     19,218
    Land .................................................      1,833      2,667     11,083     19,779     23,676
  Other consumer and corporate loans .....................     32,253     21,273     17,601     14,822     16,514
                                                               ------     ------     ------     ------     ------
                                                              474,807    462,957    413,132    395,333    384,297
Allowance for loan losses ................................      7,460      7,642     11,725     11,150     11,582
Nonperforming loans, net .................................      1,828      9,879     13,244     20,490     29,130
Troubled debt restructurings, net ........................      5,475      2,813     17,642     19,078     15,043
Real estate owned, net ...................................     13,269     14,826     26,880     35,424     38,089
Deposits .................................................    487,097    457,007    436,227    460,004    445,181
Federal Home Loan Bank of Atlanta advances ...............     75,140     60,290     48,390     46,500     55,000
Other borrowings .........................................          _          _          _      3,863     22,346
Stockholders' equity (c) .................................     38,641     34,036     30,970     24,457     21,511
Book value per share .....................................      14.69      13.18      12.09       9.65       8.50

Selected Consolidated Financial and Other Data (continued)

Other Data

                                                                                   At or for the
                                                                              Year ended December 31,
                                                                         1995         1994         1993         1992         1991

Return on average assets (d) .................................            .71%         .68%        1.09%         .53%        (.66)%
Return on average stockholders' equity (d) ...................          11.37        11.21        20.88        12.67       (16.22)
Average stockholders' equity to average assets (d) ...........           6.24         6.04         5.23         4.19         4.04
Nonperforming assets, net, to total assets ...................           2.49         4.43         7.68        10.33        12.23
General and administrative expense to average total assets (e)           2.45         2.52         2.31         2.19         2.35
Average interest rate spread .................................           3.01         3.28         3.44         3.08         2.53
Net interest margin (f) ......................................           3.15         3.37         3.39         2.92         2.25

Number of:
  Deposit accounts ...........................................         48,217       43,159       35,670       37,236       38,921
  Mortgage loans .............................................          3,721        3,314        3,005        3,193        3,271
  Branch offices .............................................             14           14           14           14           14
  Mortgage origination offices ...............................              1            2            1            1            1




(a) Includes agency and mortgage-backed securities and Federal Home Loan Bank ("FHLB") of Atlanta stock. Includes $73.7 million, $7.0 million and $34.6 million in securities available-for-sale at December 31, 1995, 1994 and 1993, respectively.

(b) Includes loans held for sale, second trust loans, home equity loans and loans secured by commercial real estate.

(c) Includes unrealized net holding gains, net of applicable taxes, at December 31, 1995, 1994 and 1993.

(d) Ratio was calculated on a daily basis for 1995, 1994 and 1993 and on a monthly basis for prior years.

(e)  Excludes provisions for losses on real estate.

(f)  Net interest income divided by average interest-earning assets.



Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in the tables in thousands except per share data)

General

First Citizens Financial Corporation (the "Company") is the holding company for Citizens Savings Bank f.s.b. ("Citizens" or the "Bank"). The Company's business consists mainly of the business of the Bank.

The consolidated earnings of the Company depend primarily on the difference between the interest earned by the Bank on its loan and securities portfolios and the interest paid on its deposits and borrowings. Other sources of income include gains on sales of assets, including loans and securities, and other non-interest income, such as fees and service charges on loans and deposits. Earnings are also affected by operating expenses, provisions for losses on assets (including loans and real estate owned) and income taxes.

Net income for 1995 increased 13.0% and was $4.1 million, or $1.43 per share, compared to net income for 1994 of $3.6 million, or $1.28 per share. Net income for 1993 was $5.9 million, or $2.12 per share. During 1995, the Bank reduced losses on liquidation of real estate owned properties and reduced recoveries of loan loss allowances. Net income for 1993 included the impact of adoption of Statement of Financial Accounting Standards ("SFAS") No. 109 on income taxes. Adoption of this Statement resulted in a one-time increase in net income of $1.5 million, or $.54 per share. Due to increases in taxable income, the Company recovered $.2 million, or $.07 per share, of the valuation allowance on deferred tax assets in 1995 compared to $.3 million, or $.11 per share, in 1994 and $.8 million, or $.27 per share, in 1993. The Company's return on average equity was 11.37% and return on average assets was .71% for 1995. At December 31, 1995, the Company had total assets of $607.4 million and stockholders' equity of $38.6 million. At that date, the Bank was considered "well capitalized" under regulatory definitions. See Part I _ Item 1, "Business _ Regulation _ Regulatory Capital Requirements" of Form 10-K.

Financial Condition

Loans. The Company's total loan portfolio, net, increased $10.7 million, or 2.4%, to $447.5 million at December 31, 1995 compared to $436.9 million at December 31, 1994, primarily reflecting originations in excess of repayments. During 1995, loan originations and purchases totaled $144.5 million, including $37.1 million of loans originated for resale, compared to $179.8 million, including $28.7 million originated for resale in 1994. The Bank increased its origination of home equity, consumer and corporate loans by 55.4%, from $44.1 million originated during 1994, to $68.6 million originated in 1995. Origination of permanent mortgage loans decreased by 69.2%, from $108.2 million originated during 1994, to $33.3 million originated in 1995. Such decrease was due to higher interest rates, which reduced the volume of residential loans originated and increased emphasis on origination of other types of loans, as well as management's decision to invest in securities. Repayments and sales of loans totaled $96.3 million and $35.5 million, respectively, during 1995. Loans amounting to $6.2 million were transferred to real estate owned during 1995. Loans to facilitate the sale of real estate owned at market rates amounted to $3.3 million during 1995. At December 31, 1995, loans held for sale amounted to $34.9 million.

Nonperforming Assets, Troubled Debt Restructurings and Classified Assets. When a borrower's payment is 60 or more days past due, the Bank generally institutes legal action to foreclose on the property securing the loan or seeks to obtain a deed in lieu of foreclosure from the borrower. If foreclosed, the property is sold at a public sale and may be purchased by the Bank if there are no acceptable bids. The Bank seeks to sell all real estate acquired through foreclosure.

The Bank generally ceases to accrue interest on loans with interest more than three months delinquent and on all loans whose collectibility is doubtful. Any accrued and unpaid interest on such loans is reversed and charged against current income at the time the loan is placed on "nonaccrual" status. Interest reserved on nonaccrual loans is recognized as income when received in cash.

The Bank classifies problem assets as "substandard", "doubtful" or "loss", depending on the presence of certain characteristics. General allowances for loan losses are established for problem assets classified as "substandard" or "doubtful" and for other assets as deemed necessary. The Bank either establishes a specific allowance for the amount of assets classified as "loss" or charges off such assets. Specific loss reserves for problem assets classified as "loss" are not includible in the Bank's regulatory capital; however, limited general allowances for losses may be added.

During 1995, the Bank reduced its nonperforming assets, net, (comprised of nonaccrual loans and real estate owned) by 38.9%, from $24.7 million at December 31, 1994, to $15.1 million at December 31, 1995. Troubled debt restructurings, net, were $5.5 million at December 31, 1995 compared to $2.8 million at December 31, 1994. The Bank had $2.0 million of performing loans greater than 90 days past maturity at December 31, 1995. During 1995, the Bank reduced its classified assets, net, by 32.9%, from $30.7 million at December 31, 1994, to $20.6 million at December 31, 1995. See Part I _ Item 1, "Business _ Lending Activities _ Nonperforming Assets" of Form 10-K for a detailed discussion of these assets.

Allowances for Losses on Loans and Real Estate Owned. The allowance for losses on loans is established based upon management's evaluation of the risk inherent in the loan portfolio and changes in the nature and volume of loan activity. Such evaluation considers, among other factors, the estimated fair value of the underlying collateral, current economic conditions and historical loan loss experience. The Bank also establishes allowances for losses on real estate owned based upon its estimated fair value less selling costs. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Based on available information, management believes that adequate allowances for loss have been provided on the above assets. See Notes 3 and 4 to the Consolidated Financial Statements for analyses of the Bank's allowances for losses.

Investment Securities. The Company's investment securities portfolios, net, (comprised of agency obligations, mortgage-backed securities and stock), increased by $31.3 million, or 35.3%, to $119.7 million at December 31, 1995 compared to $88.4 million at December 31, 1994. During 1995, the Company purchased $30.7 million of investment securities (primarily United States Government agency obligations) and $26.6 million of mortgage-backed securities. The Company increased its purchases of securities in order to improve its "gap" position. See "Asset/Liability Management". At December 31, 1995, agency and mortgage-backed securities available-for-sale amounted to $40.6 million and $33.1 million, respectively.

Deposits and Borrowings. Deposits increased by $30.1 million, or 6.6%, during the year ended December 31, 1995, after including interest credited of $20.3 million. See "Period to Period Comparisons _ Comparison of Years Ended December 31, 1995 and 1994 _ Net Interest Income." Of the $487.1 million in deposits at December 31, 1995, $85.3 million consisted of certificates of deposit which have flexible maturities and adjustable interest rates. See Note 6 to the Consolidated Financial Statements. Total borrowings increased $14.9 million, or 24.6%, during 1995. See "Liquidity and Capital Resources".

Stockholders' Equity. At December 31, 1995, stockholders' equity totaled $38.6 million and included $.3 million of unrealized net holding gains, net of applicable taxes, on investment securities available-for-sale. There were no unrealized net holding gains or losses, net of applicable taxes, at December 31, 1994.

In 1991, due to high levels of classified assets and the Bank's failure to meet the then-applicable risk-based capital requirement, the Bank entered into a supervisory agreement with the Office of Thrift Supervision ("OTS") and agreed to the issuance of a capital directive. The Bank was released from the supervisory agreement in 1994 and the capital directive in 1993. As a condition of release from the capital directive, the OTS required the Bank to continue to operate in accordance with its capital plan. On February 23, 1996, as a result of Citizens' continued capital compliance and improved condition, the OTS notified the Bank that it is no longer subject to a capital plan.


Yield Analysis

The Yield Analysis table on page 12 shows the Company's average outstanding interest-earning and interest-bearing balances, yields and costs (computed on a daily basis) at or during the periods indicated (excluding loan origination and other fees, except that portion considered an adjustment to yield).


Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided regarding changes attributable to: (i) changes in the interest rate earned or paid on these balances (change in rate multiplied by old volume), (ii) changes in the volume of assets or liabilities outstanding (change in volume multiplied by old interest rate), and (iii) a combination of change in rate and change in volume. The information was calculated using average daily balances.

Rate/Volume Analysis

                                                                     Year ended December 31,
                                        1995 v. 1994 Increase (Decrease) Due to          1994 v. 1993 Increase (Decrease) Due to

                                                            Rate/                                    Rate/
                                        Rate      Volume    Volume    Total     Rate       Volume    Volume      Total

Interest-earning assets
  Loans ............................   $ 1,880    $ 2,981   $   183   $ 5,044   $(1,049)   $ 1,249    $   (42)   $   158
  Investment securities ............       547        461        46     1,054      (604)      (319)        30       (893)
                                           ---        ---        --     -----      ----       ----         --       ----
      Total ........................     2,427      3,442       229     6,098    (1,653)       930        (12)      (735)
                                         -----      -----       ---     -----    ------        ---        ---       ----
  Other interest ...................         _          _        26        26         _          _       (174)      (174)
Interest-bearing liabilities
  Deposits .........................     3,157      1,123       201     4,481      (616)      (354)        12       (958)
  FHLB advances and other borrowings       521        602       122     1,245      (192)       165        (12)       (39)
                                           ---        ---       ---     -----      ----        ---        ---        ---
      Total ........................     3,678      1,725       323     5,726      (808)      (189)         _       (997)
                                         -----      -----       ---     -----      ----       ----                  ----
  Capitalized interest .............         _          _       160       160         _          _        (70)       (70)
Net change in net interest income
  before (recovery of) provision
  for loan losses ..................   $(1,251)   $ 1,717    $ (228) $    238    $  (845)  $ 1,119    $  (116)    $  158
                                       =======    =======    ======  ========    =======   =======    =======     ======

Yield Analysis

                                                                  Year ended December 31,
                                                   1995                            1994                          1993

                           Average
                         Yield/Cost at   Average  Interest            Average    Interest              Average    Interest
                         December 31,    Amount   Earned   Average     Amount     Earned    Average     Amount    Earned  Average
                                1995  Outstanding or Paid Yield/Cost Outstanding  or Paid  Yield/Cost Outstanding or Paid Yield/Cost

Assets
  Loan portfolios (a) ........   8.22%  $449,638  $36,728   8.18%(f)   $410,811    $31,684   7.71%(f)  $395,012   $31,526   7.99%(f)
  Investment securities (b) ..   6.30    100,794    6,574   6.52         93,022      5,520   5.93        97,899     6,413   6.55
                                        --------  -------              --------    -------             --------   -------
  All interest-earning assets    7.82    550,432   43,302   7.87(f)     503,833     37,204   7.38(f)    492,911    37,939   7.70(f)
                                                  -------                          -------                        -------
  Other assets ...............            28,742                         33,196                          45,651
                                        --------                       --------                        --------
    Total assets .............          $579,174                       $537,029                        $538,562
                                        ========                       ========                        ========

Liabilities and stockholders'
equity
  Money market accounts ......  3.62    $ 86,636    3,034    3.50      $ 84,862     2,922    3.44      $ 88,690     2,840   3.20
  Certificates of deposit ....  5.51     306,326   17,100    5.58       259,845    12,823    4.93       267,887    13,728   5.12
  Other deposits .............  2.27      75,301    2,004    2.66        95,563     1,912    2.00        92,228     2,047   2.22
                                        --------  -------              --------   -------              --------   -------
    Total deposits ...........  4.87     468,263   22,138    4.73       440,270    17,657    4.01       448,805    18,615   4.15
  FHLB advances and other
    borrowings ...............  5.90      65,578    3,815    5.82        53,125     2,570    4.84        49,958     2,609   5.22
                                        --------  -------              --------   -------              --------   -------
      All interest-bearing
       liabilities ...........  5.00     533,841   25,953    4.86       493,395    20,227    4.10       498,763    21,224   4.26
                                                  -------                         -------                         -------
  Other liabilities ..........             9,198                         11,215                          11,636
                                        --------                       --------                        --------
    Total liabilities ........           543,039                        504,610                         510,399
  Stockholders' equity .......            36,135                         32,419                          28,163
                                        --------                       --------                        --------
    Total liabilities and
       stockholders' equity ..          $579,174                       $537,029                        $538,562
                                        ========                       ========                        ========
Average interest rate spread(c)2.82%             $17,349(e) 3.01%(f)             $16,977(e)  3.28%(f)            $16,715(e) 3.44%(f)
                               ====              =======    ====                 =======     ====                =======    ====
Net yield on interest-earning
  assets (d) ................. N/A                          3.15%                            3.37%                          3.39%
                               ====                         ====                             ====                           ====


(a) Nonaccruing loans and loans held for sale are included in the average outstanding balance.

(b)  Yield was calculated using amortized cost.

(c) Average yield on all interest-earning assets less average cost of all interest-bearing liabilities.

(d)  Net interest income divided by average total interest-earning assets.

(e) Excludes capitalized interest and other interest income of $.2 million each for 1995; $.4 million and $.1 million, respectively, for 1994 and $.3 million each for 1993.

(f) Interest-earning assets include assets on which interest was contractually due. If nonperforming loans were excluded from the calculation in 1995, 1994 and 1993, the weighted average yield on loans would be 8.26%, 7.94% and 8.29%, respectively; the weighted average yield on all interest-earning assets would be 7.94%, 7.54% and 7.91%, respectively; and the average interest rate spread would be 3.08%, 3.44% and 3.65%, respectively.


Period to Period Comparisons

Comparison of Years Ended
December 31, 1995 and 1994

General. The Company recorded a 13.0% increase in net income for 1995. Net income for 1995 was $4.1 million, $1.43 per share, as compared to net income of $3.6 million, $1.28 per share, for 1994. The Company recovered $28,000 from the provision for loan losses during 1995 compared to recoveries of $.6 million in 1994. Loss from real estate, net, decreased by $1.7 million in 1995.

Net Interest Income. The Company's net interest income, before recovery of provision for loan losses, increased $.2 million, or 1.4%, from 1994 primarily due to a $6.1 million, or 16.4%, increase in interest income, which was partially offset by a $5.9 million, or 29.6%, increase in interest expense. Interest income on loans increased $5.0 million, or 15.9%, due primarily to an increase in average outstanding balances of $38.8 million during 1995. The increase in average outstanding balances reflects the impact of the loans originated during 1994. Average yields on loans increased from 7.71% in 1994 to 8.18% in 1995. Interest income on investment securities increased $1.1 million primarily due to an increase in average yields on investment securities from 5.93% to 6.52%. Average outstanding balances of investment securities increased from $93.0 million for 1994 to $100.8 million for 1995.

Interest expense on deposits increased $4.5 million, or 25.4%, primarily due to an increase in the average rates paid on deposits from 4.01% in 1994 to 4.73% in 1995. This increase was due to the effect of the overall increase in interest rates experienced in the economy during most of the past year. The Bank continues to experience intense competition for deposits from other financial institutions located in the Bank's market area. Average outstanding balances increased by $28.0 million in 1995 reflecting the impact of interest credited to deposits and successful promotions of certificates of deposits. Interest on borrowed funds increased $1.2 million in 1995 due primarily to the effects of an increase in average outstanding borrowings of $12.5 million during 1995. Average rates paid on borrowings increased from 4.84% for 1994 to 5.82% for 1995. The Company's average cost of funds was 4.86% for 1995 compared to 4.10% for 1994.

Recovery of Provision for Loan Losses. Through its periodic review of the loan portfolio during 1995, management determined that the Bank could reduce the allowance for loan losses by a net of $28,000. Management believes that the current loss allowances are adequate at this time to cover potential losses in the loan portfolio. There can be no assurance, however, that additional provisions will not be necessary if market conditions begin to deteriorate.

Other Income. Total other income increased $96,000, or 3.8%, during 1995 as compared to 1994. During 1995, the Company realized gains amounting to $.5 million, a decrease of $45,000 from 1994, on the sale of mortgage loans originated for resale by the Bank's wholly-owned mortgage banking subsidiary, First Citizens Mortgage Corporation ("FCMC"). FCMC experienced a decrease in volume of loans originated for resale due to decreased refinancings and purchases of loans as a result of increases in interest rates during most of 1995. Gains on sales of investment securities classified as available-for-sale decreased by $78,000. Deposit service charges increased by $.2 million primarily due to increased volume of nonsufficient funds charges. The Bank also recognized a $.1 million profit on the sale of a former branch site in 1995.

Operating Expense. Operating expense decreased $1.0 million, or 6.7%, in 1995 compared to 1994. Compensation and employee benefits increased $62,000, or .8%, in 1995 primarily due to average raises of 4.0%. During 1994, the Company and the Bank adopted a retirement plan for directors of the Company and the Bank at a cost of $189,000 compared to a cost of $87,000 in 1995. During 1995, loss from real estate, net, amounted to $99,000 as compared to net losses of $1.8 million in 1994. See Note 4 to the Consolidated Financial Statements for components of loss from real estate, net. During 1995, the Company provided $.4 million for losses on real estate owned, compared to $1.3 million in 1994. Allowances are provided to reduce the carrying value of these assets to fair value less estimated selling costs. The Company recognized net gains of $.7 million from the sales of real estate owned in 1995 compared to net losses of $.1 million in 1994. In 1994, the Bank incurred a $.9 million loss when it accelerated the disposition of a shopping center.

Income Taxes. The Company recognized a 32.6% effective tax rate in 1995 compared to a 31.8% effective tax rate in 1994. The Company's effective tax rate was less than the statutory tax rate primarily due to recoveries of $.2 million of the valuation allowance on deferred tax assets. At December 31, 1995, the valuation allowance amounted to $.3 million. Amounts recovered reduce income tax expense for financial statement purposes and the valuation allowance is correspondingly reduced. Income tax expense during 1995 was also reduced by the tax effects of the exercises of non-incentive stock options. The Company's 1994 effective tax rate was less than the statutory tax rate primarily due to $.3 million of recoveries of the valuation allowance.


Comparison of Years Ended
December 31, 1994 and 1993

General. The Company recorded net income of $3.6 million, $1.28 per share, for 1994 as compared to net income of $5.9 million, $2.12 per share, for 1993. The Company recovered $.6 million from the provision for loan losses during 1994 compared to provisions of $1.3 million in 1993. Loss from real estate, net, increased $.1 million in 1994. Net income for 1993 included a one-time increase of $1.5 million, or $.54 per share, relating to the adoption of SFAS No. 109.

Net Interest Income. The Company's net interest income, before provision for loan losses, increased $.2 million, or .9%, from 1993 primarily due to a $1.1 million, or 5.1%, decrease in interest expense, which was partially offset by a $.9 million, or 2.3%, decrease in interest income. Interest income on loans increased $.2 million, or .5%, due primarily to a $15.8 million increase in the average outstanding balances of loans during 1994. Average yields on loans decreased from 7.99% in 1993 to 7.71% in 1994. The decrease in average yields reflects the impact of the lower-rate loans originated during 1993 and late 1992. Interest income on loans was reduced by $1.0 million in 1994 and $1.1 million in 1993 due to interest earned but not recognized on nonperforming loans and troubled debt restructurings. Interest income on investment securities decreased $.9 million primarily due to a decrease in average yields from 6.55% in 1993 to 5.93% in 1994. Average outstanding balances of investment securities decreased from $97.9 million for 1993 to $93.0 million for 1994.

Interest expense on deposits decreased $1.0 million, or 5.1%, primarily due to a decrease in the average rates paid on deposits from 4.15% in 1993 to 4.01% in 1994. This decrease was due to the effect of the overall decrease in interest rates experienced in the economy during the previous two years. During the latter part of 1994, rates began increasing. The Bank continued to experience intense competition for deposits from other financial institutions located in the Bank's market area. Average outstanding balances decreased by $8.5 million for 1994 from 1993. Reflecting an industry-wide disintermediation, many depositors turned to alternative investments, such as mutual funds and stocks, in an attempt to earn higher yields. Interest on borrowed funds decreased $39,000 in 1994 due primarily to the effects of a decrease in average rates paid on borrowings from 5.22% for 1993 to 4.84% for 1994. Average outstanding borrowings increased $3.2 million during 1994. The Company's average cost of funds was 4.10% for 1994 compared to 4.26% for 1993.

Recovery of Provision for Loan Losses. As part of the supervisory agreement entered into on December 12, 1991, due to the Bank's high level of classified assets, the Bank had agreed to maintain general valuation allowances of at least $8.5 million. Based on the progress that the Bank had made in reducing its level of classified assets, on March 3, 1994, the OTS terminated the minimum valuation allowance requirement and required that the Bank maintain adequate loss reserves. Through its periodic review of the loan portfolio during 1994, management, after considering the elimination of the minimum valuation allowance requirement together with the Bank's significant progress in reducing the level of classified assets, determined that the Bank could reduce the allowance for loan losses by a net of $.6 million.

Other Income. Total other income decreased $1.4 million, or 35.3%, during 1994 as compared to 1993. Net servicing fee income decreased by $.1 million as loans serviced for others decreased due to repayments and payoffs. During 1994, the Company realized gains amounting to $.5 million, a decrease of $.9 million from 1993, on the sale of mortgage loans originated for resale by FCMC. FCMC experienced a decrease in volume of loans originated for resale due to decreased refinancings and purchases of loans as a result of increases in interest rates. Additionally, the Bank increased its purchases of loans originated by FCMC. Gains on sales of investment securities classified as available-for-sale decreased by $.2 million reflecting the effects of increases in interest rates on the fair value of the mortgage-backed securities sold.

Operating Expense. Operating expense increased $1.2 million, or 8.8%, in 1994 compared to 1993. Compensation and employee benefits increased $.9 million, or 13.9%, in 1994 primarily due to average raises of 5.0%, the addition of six members of senior management of the Bank and adoption of a retirement plan for directors of the Company and the Bank. Bonuses decreased $.1 million during 1994. During 1994, loss from real estate, net, amounted to $1.8 million as compared to net losses of $1.7 million in 1993. See Note 4 to the Consolidated Financial Statements for components of loss from real estate, net. During 1994, the Company provided $1.3 million for losses on real estate owned, compared to $1.8 million in 1993. Allowances are provided to reduce the carrying value of these assets to fair value less estimated selling costs. The Company incurred net losses of $.1 million from the sales of real estate owned in 1994 compared to net gains on sales of $.6 million in 1993. In 1994, the Bank incurred a $.9 million loss when it accelerated the disposition of a shopping center with a net book value of $2.1 million.

Income Taxes. The Company recognized a 31.8% effective tax rate in 1994 compared to a 25.2% effective tax rate in 1993. The Company's 1994 effective tax rate was less than the statutory tax rate primarily due to recoveries of $.3 million of the valuation allowance on deferred tax assets. When SFAS No. 109 was adopted during 1993, the Company established a valuation allowance for the excess of deferred tax assets over taxable income available in carryback years and future reversals of existing taxable temporary differences. At December 31, 1994, the valuation allowance amounted to $.5 million. Amounts recovered reduce income tax expense for financial statement purposes, and the valuation allowance is correspondingly reduced. The Company's 1993 effective tax rate was less than the statutory tax rate primarily due to $.8 million of recoveries of the valuation allowance.

Asset/Liability Management

A continuing goal of the Bank's business strategy has been to maximize income over time in varying interest rate environments. The Asset/Liability Committee, a committee comprised of members of senior management, is charged with managing interest rate risk.

Interest rate risk is the risk that net interest income will fluctuate as a result of a change in interest rates. It is the assumption of interest rate risk along with credit risk that drives the net interest margin of a financial institution.

A related component of interest rate risk is the risk that the market value of portfolio equity will fluctuate with changes in interest rates. This component is a direct corollary to the earnings-impact component: an institution exposed to earnings erosion is also exposed to shrinkage in market value.

Interest Rate Risk Measurement

The Bank employs three approaches to interest rate risk measurement: (1) "gap" analysis, (2) income-simulation analysis, and (3) rate-shock market-value analysis. Each method has its relative advantages and limitations, and none should be relied upon in a vacuum.

1. Gap Analysis _ Historically, interest rate risk measurement was limited to a review of a bank's "gap" position, or the difference between assets and liabilities which reprice and/or mature within a given time frame, typically the cumulative one-year horizon. Although the gap approach delineates when a given dollar of assets or liabilities has the ability to mature or reprice, it does not address the probable response of that asset or liability to changes in interest rates. This difference is critical. Undue reliance on a gap report to draw conclusions concerning an interest rate risk position can lead management to costly and potentially damaging investment and lending decisions.

2. Income-Simulation Analysis _ Income-simulation analysis considers both the maturity and repricing characteristics of assets and liabilities, as well as the relative sensitivities of these balance sheet components. Income-simulation analysis attends to both the possibility and probability of the behavior of balance sheet items. The benefits of income-simulation analysis are many. Because of the ability of the income-simulation model to reflect the relative rate sensitivities of assets and liabilities, management can more clearly define the ability of the Bank to absorb or benefit from shifts in interest rates. Proposed strategies to manage perceived risks can be tested in the computer model prior to implementation.

3. Market-Value Analysis _ Market-value-of-portfolio-equity analysis is intended to address the changes in equity value arising from movements in interest rates. The market value of equity is estimated by valuing the Bank's assets and liabilities. The extent to which assets have gained or lost value in relation to the gains or losses of liabilities determines the appreciation or depreciation in equity on a market-value basis. In this sense, the market value of equity is a residual value. For example, in a rising-rate environment, both assets and liabilities decrease in value. The loss in asset value is detrimental to the residual equity value; the loss in liability value is positive for equity value. If the assets lose relatively more value than the liabilities, the market value of equity will shrink. Conversely, should the liabilities depreciate by a proportionately greater amount, the market value of equity will increase despite the fact that rates have risen. In the latter case, the Bank's obligations have lost more value than its assets, and hence the Bank has realized greater equity value.

The development of market-value analysis has been heavily influenced by the OTS' Thrift Bulletin 13, which is intended to evaluate the impact of immediate and sustained interest rate shifts of the current yield curve upon the market value of the current balance sheet. This rate-shock approach is concerned primarily with the ability of the balance sheet to absorb rate shocks on a liquidation-value basis. The analysis does not consider non-rate-related issues which affect equity valuation, such as franchise value or real estate values.

There are several disadvantages to this market-value approach to interest rate risk evaluation. As with gap analysis, market-value analysis is static. There is no recognition of the potential for strategy adjustments in a volatile rate environment which would protect or conserve values.

There is also the limitation of perspective. With the exception of institutions with profound interest rate and/or credit risk, as well as a history of poor earnings performance, the market value/liquidation approach is less relevant. Although there is value for management in understanding the market value of its institution, management should not confuse a market valuation for liquidation purposes with a going-concern estimate of franchise value.

Interest Rate Risk Management

The management of the interest rate risk position of the Bank begins with a thorough evaluation of the balance sheet using the methods discussed above. To perform the computer analyses in the most cost-effective manner, the Bank prepares the gap analysis and performs the modeling required for income-simulation analysis. Due to the complexity of market-value analysis, the Bank relies on the OTS market-value analysis in addition to completing its own market-value analysis. Management reviews the Bank's gap position and the results of the income-simulation and market-value analyses, with an emphasis on the income-simulation results.

During 1995, in an effort to increase the amount of interest-earning assets maturing or otherwise repricing within one year, three years and five years, the Bank originated real estate construction loans with monthly repricings and adjustable-rate residential loans for its own portfolio. Increased emphasis has also been placed on corporate and consumer loans, the majority of which can reprice monthly. Additionally, the Bank purchased shorter-term investment securities and investment securities with early calls. The effect of these strategies on the interest rate risk position of the Bank was monitored by periodic income-simulation analyses. While the simulation models indicate that the Bank's earnings will be reduced in a period of rising interest rates because of the large amount of fixed-rate loans, the result is not as dramatic as would be suggested by the negative gap positions reflected in the Asset/Liability
Repricing Schedule on page 16. Because of the increasing interest rate environment during 1994, depositors were not willing to invest in longer-term deposits; they purchased shorter-term certificates instead which caused the gap ratios at December 31, 1994 to deteriorate compared to December 31, 1993.

During 1996, the Bank intends to focus on origination of real estate construction, corporate and consumer loans, including home equity and second trust loans. Additionally, during 1996, the Bank will continue to emphasize the acquisition of deposit relationships and non-interest-bearing checking accounts.

The table on page 16 sets forth the Bank's gap information, at the dates indicated. When a savings institution has a positive gap for a given period, it means that the amount of its interest-earning assets maturing or otherwise repricing within such period exceeds the amount of the interest-bearing liabilities repricing within the same period. Accordingly, in a rising interest rate environment, savings institutions with a positive gap will generally experience a greater increase in the yield on their assets than in the cost of their liabilities. The cost of funds of institutions with a positive gap will generally decrease less than the yield on their assets in a falling interest rate environment. Changes in interest rates will generally have the opposite effect on savings institutions with a negative gap. A rising interest rate environment imposes risks on institutions with a negative gap because the increase in the cost of liabilities is greater than the increase in the yield on assets.

Asset/Liability Repricing Schedule

                                                                December 31, 1995 (a)

                                                More Than   More Than   More Than    More Than    More Than
                                    6 Months   6 Months to  1 Year to   3 Years to   5 Years to   10 Years to  More Than
                                    or Less      1 Year      3 Years      5 Years     10 Years     20 Years    20 Years    Total

Mortgage loans (b):
  First mortgage loans:
    Balloon and adjustable rate
      (all property types) .......  $ 59,435     $ 25,875     $ 58,392    $ 2,034    $   981        $    _      $    _     $146,717
    Fixed rate:
      1-4 dwelling units .........    10,259        7,343       29,226     20,800     58,167        29,649          973     156,417
      Other residential and all
        non-residential ..........    25,045        3,499        3,896      3,789        240           540       20,148      57,157
  Second mortgages ...............    53,636            _          161      1,727      4,571         3,722           10      63,827
Non-mortgage loans:
  Consumer .......................     3,389          461        5,341      8,380        595             _            _      18,166
  Corporate ......................     3,840        2,179        3,584      2,548      1,889            47            _      14,087
Investment securities ............    38,568       27,846       14,374     27,209      4,790         2,407            _     115,194
                                      ------       ------       ------     ------      -----         -----      -------     -------
  Total rate-sensitive assets ....  $194,172     $ 67,203     $114,974    $66,487    $71,233       $36,365      $21,131    $571,565
                                    ========     ========     ========    =======    =======       =======      =======    ========
Deposits:
  Fixed-maturity deposits ........  $129,042     $ 66,404     $100,629    $22,580    $ 1,215        $    _      $     _    $319,870
  Transaction accounts ...........     8,140        6,466       13,376      3,579      4,804         1,801        1,328      39,494
  Money market deposit accounts ..    46,826       21,456        9,509      4,521      3,472           627           36      86,447
  Passbook and statement accounts      2,771        2,529        8,055      5,252      6,666         4,379        1,542      31,194
  Non-interest-bearing deposits ..     2,369        1,880        1,040      2,305      3,889             _            _      11,483
Borrowings _ FHLB advances .......    20,140        7,500       32,500      9,000      6,000             _            _      75,140
                                      ------        -----       ------      -----      -----                                 ------
  Total rate-sensitive liabilities  $209,288     $106,235     $165,109    $47,237    $26,046       $ 6,807      $ 2,906    $563,628
                                    ========     ========     ========    =======    =======       =======      =======    ========


Gap (repricing difference) .......  $(15,116)    $(39,032)    $(50,135)   $19,250    $45,187       $29,558      $18,225
1995 Cumulative gap ..............   (15,116)     (54,148)    (104,283)   (85,033)   (39,846)      (10,288)       7,937
1995 Cumulative gap/total
  rate-sensitive assets ..........      (2.6)%       (9.5)%      (18.2)%    (14.9)%     (7.0)%        (1.8)%        1.4%

1994 Cumulative gap/total
  rate-sensitive assets ..........      (7.2)       (15.5)       (20.0)     (15.8)      (7.0)         (2.2)         1.2
1993 Cumulative gap/total
  rate-sensitive assets ..........      10.6           .6         (7.9)      (8.1)      (3.4)         (4.0)        (2.8)

(a) Estimated maturity/repricing amounts are based on contractual maturity and amortization, as well as estimated loan prepayment rates and deposit erosion rates provided by the OTS. Management believes these prepayment and erosion rates represent reasonable estimates, based on the Bank's experience.

(b) Loans are net of the undisbursed portion of loans due borrowers and deferred loan fees.




Liquidity and Capital Resources

Under current regulations, the Bank is required to maintain liquid assets at 5.0% or more of its net withdrawable deposits plus short-term borrowings. For the year ended December 31, 1995, the Bank maintained a monthly average liquidity level of 8.8%.

The Bank's primary sources of funds are deposits and loan principal payments received in connection with normal loan amortization and loan prepayments. The Bank supplements these funds by obtaining advances from the Federal Home Loan Bank ("FHLB") of Atlanta and other borrowings. At December 31, 1995, the Bank had $75.1 million in FHLB advances outstanding, reflecting an increase in aggregate borrowings of $14.9 million, or 24.6%, compared to December 31, 1994. Deposits, before interest credited, increased by $9.8 million during 1995 and $4.7 million during 1994 but decreased $40.6 million during 1993. The increase in deposits in 1995 and 1994 is a result of the increased emphasis on developing customer relationships. Deposits decreased in 1993 due, in part, to efforts by the Bank to increase its capital-to-assets ratio and decrease its short-term rate-sensitive liabilities. Loan principal repayments were $96.3 million in 1995, $97.9 million in 1994 and $116.7 million in 1993. Proceeds from the sales of loans were $35.5 million, $37.3 million and $98.6 million during 1995, 1994 and 1993, respectively. Principal repayments of mortgage-backed securities totaled $7.9 million, $18.1 million and $37.8 million during 1995, 1994 and 1993, respectively. Sales of mortgage-backed securities totaled $11.2 million and $15.9 million during 1994 and 1993, respectively. The Bank used these funds, together with borrowings, to originate $144.4 million, $179.8 million and $223.3 million in loans during 1995, 1994 and 1993, respectively. The Bank also purchased $57.3 million, $33.7 million and $26.6 million of investment securities during 1995, 1994 and 1993, respectively. The increase in interest rates experienced during most of 1995 slowed demand for residential mortgages and decreased the market value of the Bank's investment securities. The Bank decided to reduce its origination of residential mortgage loans for its own portfolio and to sell $25.1 million, net, of 30-year fixed-rate mortgage loans. The Bank also decided to increase its acquisition of investment securities in order to improve its gap and liquidity positions. At December 31, 1995, the Bank had outstanding commitments to originate primarily adjustable-rate loans, excluding loans in process, of $21.2 million.

At December 31, 1995, the Company, on an unconsolidated basis, had $1.1 million in cash. See Part I _ Item 1, "Business _ Regulation _ Regulatory Restrictions on the Payment of Dividends by the Bank to the Company" of Form 10-K. The Company's expenses primarily consist of certain stockholder-related expenses which, during 1995, were paid from the Company's cash. The Company believes it can fund its working capital needs from its own cash account through the next several years without payment of dividends by the Bank.

Capital Requirements

Savings institutions are required to maintain minimum levels of regulatory capital. At December 31, 1995, the Bank was considered "well capitalized" under regulatory definitions. See Part I _ Item 1, "Business _ Regulation _ Regulatory Capital Requirements" of Form 10-K for additional information.

The United States Congress is considering legislation regarding Federally insured banks and thrifts which would, among other things, (i) require Federally chartered thrifts, including the Bank, to convert to national or state bank charters or state thrift charters, and (ii) impose a one-time assessment in order to recapitalize the Savings Association Insurance Fund. The amount of the assessment may be up to 90 basis points on the deposit liabilities of certain thrifts, including the Bank. This legislation is in a preliminary stage, and it cannot be determined whether, or in what form, any such legislation will eventually be enacted. If a 90 basis point special assessment were required, it would result in a charge to the Bank of up to $2.6 million after taxes, which would have the effect of reducing the Bank's tangible and core capital to $34.6 million, or 5.6% of adjusted total assets, and risk-based capital to $39.4 million, or 10.2% of risk-weighted assets, on a pro forma basis as of December 31, 1995. In addition, if the Bank were required to convert its Federal savings bank charter, the Bank could be required to recapture its bad debt reserve for Federal income tax purposes unless the Bank meets a proposed residential loan origination requirement. Such recaptured amount would be $1.6 million, after taxes, and, if recaptured, would further reduce the Bank's income and capital ratios. See Note 10 to the Consolidated Financial Statements for additional information about the proposed legislation and its potential impact on the Bank.

Impact of Inflation and Changing Prices

The financial statements and the related data therein have been prepared in accordance with generally accepted accounting principles, which require measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. See Note 17 to the Consolidated Financial Statements for estimated fair market values of certain assets and liabilities.

Since the primary assets and liabilities of the Company are monetary in nature, changes in the general level of prices for goods and services have a relatively minor impact on the Company's total expenses. Increases in operating expenses such as salaries and maintenance are, in part, attributable to inflation. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including the Bank. The majority of loans originated for the Bank's portfolio are adjustable-rate loans, which helps to mitigate the effect of changes in interest rates upon the Bank.


First Citizens Financial Corporation and Subsidiary

Consolidated Statements of Financial Condition

(Dollars in thousands except per share data)

                                                                                                               December 31,
                                                                                                             1995     1994

Assets
Cash and cash equivalents ..............................................................................   $ 15,711   $  7,828
Investment securities available-for-sale, at estimated fair value (notes 2 and 7) ......................     73,730      7,030
Investment securities held-to-maturity (estimated fair value of $42,439 and $74,159 at December 31, 1995
  and 1994, respectively) (notes 2 and 7) ..............................................................     42,083     77,850
Loans receivable, net (notes 3 and 7) ..................................................................    412,603    427,445
Loans held for sale, at lower of cost or market ........................................................     34,921      9,418
Stock in the Federal Home Loan Bank of Atlanta, at cost (note 7) .......................................      3,842      3,556
Real estate owned, net of allowance for losses of $975 and $1,582 at December 31, 1995 and 1994,
  respectively (note 4) ................................................................................     13,269     14,826
Accrued interest receivable ............................................................................      3,364      2,777
Premises and equipment, net (note 5) ...................................................................      2,869      2,787
Deferred income taxes, net (note 9) ....................................................................      2,328      1,264
Prepaid expenses and other assets ......................................................................      2,709      3,507
                                                                                                              -----      -----
  Total assets .........................................................................................   $607,429   $558,288
                                                                                                           ========   ========

Liabilities
Deposit accounts (note 6) ..............................................................................   $487,097   $457,007
Advances from the Federal Home Loan Bank of Atlanta  (note 7) ..........................................     75,140     60,290
Accounts payable and accrued expenses ..................................................................      6,551      6,955
                                                                                                              -----      -----
  Total liabilities ....................................................................................    568,788    524,252
                                                                                                            -------    -------

Stockholders' equity (notes 10 and 13)
Preferred stock, $.01 per share par value, 2,000,000 shares authorized, none issued or outstanding .....          _         _
Common stock, $.01 per share par value, 8,000,000 shares authorized, 2,629,576 shares and 2,348,209
  shares issued  and outstanding at  December 31, 1995 and 1994, respectively ..........................         26        23
Additional paid-in capital .............................................................................     22,297    18,269
Retained earnings _ substantially restricted ...........................................................     15,970    15,744
Unrealized net holding gains on investment securities available-for-sale, net of taxes (note 2).........        348         _
                                                                                                                ---       ---
  Total stockholders' equity ...........................................................................     38,641    34,036
                                                                                                             ------    ------
  Total liabilities and stockholders' equity ...........................................................   $607,429  $558,288
                                                                                                           ========  ========

The notes to consolidated financial statements are an integral part of these statements.

First Citizens Financial Corporation and Subsidiary

Consolidated Statements of Income
(Dollars in thousands except per share data)

                                                                                               Year ended December 31,
                                                                                           1995        1994        1993

Interest income
  Loans receivable ...................................................................   $ 36,728    $ 31,684    $ 31,526
  Investment securities ..............................................................      6,574       5,520       6,413
  Other interest .....................................................................        161         135         309
                                                                                              ---         ---         ---
    Total interest income ............................................................     43,463      37,339      38,248
                                                                                           ------      ------      ------
Interest expense
  Deposit accounts (note 6) ..........................................................     22,138      17,657      18,615
  Advances from the Federal Home Loan Bank of Atlanta ................................      3,815       2,570       2,566
  Other borrowed money ...............................................................          _           _          43
  Capitalized interest ...............................................................       (213)       (373)       (303)
                                                                                             ----        ----        ----
    Total interest expense ...........................................................     25,740      19,854      20,921
                                                                                           ------      ------      ------
    Net interest income ..............................................................     17,723      17,485      17,327
(Recovery of) provision for loan losses (note 3) .....................................        (28)       (635)      1,329
                                                                                              ---        ----       -----
 Net interest income after (recovery of) provision for loan losses ...................     17,751      18,120      15,998
                                                                                           ------      ------      ------
Other income
  Deposit service charges ............................................................      1,095         889         863
  Gain on sale of loans ..............................................................        495         540       1,488
  Loan fees and service charges ......................................................        476         594         763
  Servicing fee income, net ..........................................................        258         230         332
  Other ..............................................................................        319         294         490
                                                                                              ---         ---         ---
    Total other income ...............................................................      2,643       2,547       3,936
                                                                                            -----       -----       -----
Operating expense
  Compensation and employee benefits (note 11) .......................................      7,573       7,511       6,596
  Equipment, maintenance and data processing .........................................      1,291       1,211       1,290
  Federal insurance premiums and assessments .........................................      1,265       1,319       1,331
  Occupancy (note 12) ................................................................      1,229       1,048         930
  Professional services ..............................................................        769         706         575
  Advertising and promotion ..........................................................        492         397         318
  Loss from real estate, net (note 4) ................................................         99       1,810       1,669
  Other ..............................................................................      1,583       1,333       1,383
                                                                                            -----       -----       -----
    Total operating expense ..........................................................     14,301      15,335      14,092
                                                                                           ------      ------      ------
Income before income taxes and cumulative effect of accounting change ................      6,093       5,332       5,842
  Provision for income taxes (note 9) ................................................      1,986       1,697       1,473
                                                                                            -----       -----       -----
Income before cumulative effect of accounting change .................................      4,107       3,635       4,369
  Cumulative effect of change in accounting for income taxes (note 9) ................          _           _       1,510
                                                                                            -----       -----       -----
Net income ...........................................................................   $  4,107    $  3,635    $  5,879
                                                                                         ========    ========    ========
Earnings per common and common equivalent share before cumulative effect of accounting
  change .............................................................................   $   1.43    $   1.28    $   1.58
Cumulative effect of change in accounting for income taxes ...........................          _           _         .54
                                                                                            -----       -----       -----
Earnings per common and common equivalent share  (note 13) ...........................   $   1.43    $   1.28    $   2.12
                                                                                         ========    ========    ========

The notes to consolidated financial statements are an integral part of these statements.


First Citizens Financial Corporation and Subsidiary

Consolidated Statements of Stockholders' Equity
(In thousands)

                                                                            Year ended December 31,
                                                                           1995        1994        1993

Preferred stock (none issued or outstanding)



Common stock
Balance at beginning of year ...........................................   $     23   $     22   $     21
Exercise of stock options ..............................................          1          _          _
10% stock dividend declared April 21, 1995, distributed June 5, 1995 ...          2          _          _
5% stock dividend declared April 20, 1994, distributed June 7, 1994 ....          _          1          _
5% stock dividend declared April 21, 1993, distributed June 3, 1993 ....          _          _          1
                                                                           --------   --------   --------
Balance at end of year .................................................   $     26   $     23   $     22
                                                                           ========   ========   ========

Additional paid-in capital
Balance at beginning of year ...........................................   $ 18,269   $ 16,794   $ 15,708
Exercise of stock options ..............................................        157         35         38
10% stock dividend declared April 21, 1995, distributed June 5, 1995 ...      3,871          _          _
5% stock dividend declared April 20, 1994, distributed June 7, 1994 ....          _      1,440          _
5% stock dividend declared April 21, 1993, distributed June 3, 1993 ....          _          _      1,048
                                                                           --------   --------   --------
Balance at end of year .................................................   $ 22,297   $ 18,269   $ 16,794
                                                                           ========   ========   ========

Retained earnings
Balance at beginning of year ...........................................   $ 15,744   $ 13,555   $  8,728
10% stock dividend declared April 21, 1995, distributed June 5, 1995 ...     (3,881)         _          _
5% stock dividend declared April 20, 1994, distributed June 7, 1994 ....          _     (1,446)         _
5% stock dividend declared April 21, 1993, distributed June 3, 1993 ....          _          _     (1,052)
Net income for the year ................................................      4,107      3,635      5,879
                                                                           --------   --------   --------
Balance at end of year .................................................   $ 15,970   $ 15,744   $ 13,555
                                                                           ========   ========   ========

Unrealized net holding gains on investment securities available-for-sale
Balance at beginning of year ...........................................     $    _   $    599     $    _
Adjustment to unrealized net holding gains .............................        348       (599)       599
                                                                           --------   --------   --------
Balance at end of year .................................................   $    348     $    _   $    599
                                                                           ========     =====    ========


The notes to consolidated financial statements are an integral part of these statements.


First Citizens Financial Corporation and Subsidiary

Consolidated Statements of Cash Flows
(In thousands)

                                                                                                    Year ended December 31,
                                                                                             1995       1994               1993

Operating activities
Net income ............................................................................   $   4,107    $   3,635        $   5,879
Adjustments   to  reconcile  net  income  to  net  cash  provided  by  operating activities:
  Provisions for losses on assets .....................................................         346          703            3,122
  Amortization of loan fees, premiums, discounts and deferred interest ................        (991)        (903)          (1,333)
  Loans originated for resale, net of repayments ......................................     (35,836)     (25,123)        (102,733)
  Sale of loans originated for resale .................................................      35,419       37,320           98,554
  (Increase) decrease in accrued interest receivable, prepaid expenses and other assets         208       (1,395)            (784)
  Dividends received in stock in the Federal Home Loan Bank of Atlanta ................           _          (44)            (191)
  Depreciation and amortization of premises and equipment .............................         430          485              576
  Increase (decrease) in accounts payable and accrued expenses ........................        (404)         343              160
  Deferred income tax provision (benefit) .............................................      (1,282)       1,709           (1,899)
                                                                                             ------        -----           ------
    Net cash provided by operating activities .........................................       1,997       16,730            1,351
                                                                                              -----       ------            -----
Investing activities
  Loans originated, net of repayments .................................................     (12,284)     (55,900)          (3,178)
  Loans sold ..........................................................................          36            _                _
  Loans purchased .....................................................................         (22)      (1,075)          (3,046)
  Investment securities purchased .....................................................     (57,277)     (33,675)         (26,573)
  Investment securities sold ..........................................................           _       11,193           15,947
  Principal repayments and maturities of investment securities ........................      26,992       18,134           39,795
  Purchases of Federal Home Loan Bank of Atlanta stock ................................        (568)           _                _
  Sales of Federal Home Loan Bank of Atlanta stock ....................................         282            _                _
  Capitalized additions to real estate owned ..........................................      (4,059)      (8,314)          (6,714)
  Proceeds from sale of real estate owned .............................................       8,208       18,021            5,284
  Net additions to premises and equipment .............................................        (512)        (685)            (142)
                                                                                               ----         ----             ----
    Net cash provided by (used in) investing activities ...............................     (39,204)     (52,301)          21,373
                                                                                            -------      -------           ------
Financing activities
  Net increase (decrease) in deposits .................................................      30,090       20,780          (23,777)
  Proceeds from Federal Home Loan Bank of Atlanta advances ............................     204,740      108,435          101,665
  Repayments of Federal Home Loan Bank of Atlanta advances ............................    (189,890)     (96,535)         (99,775)
  Net repayments of other borrowings ..................................................           _            _           (3,863)
  Net proceeds from exercise of common stock options ..................................         158           35               38
  Other ...............................................................................          (8)          (5)              (3)
                                                                                                 --           --               --
    Net cash provided by (used in) financing activities ...............................      45,090       32,710          (25,715)
                                                                                             ------       ------          -------
    Increase (decrease) in cash and cash equivalents ..................................       7,883       (2,861)          (2,991)
    Cash and cash equivalents at beginning of year ....................................       7,828       10,689           13,680
                                                                                              -----       ------           ------
    Cash and cash equivalents at end of year ..........................................   $  15,711    $   7,828        $  10,689
                                                                                          =========    =========        =========
Supplemental information
  Interest paid on deposits and borrowed funds ........................................   $   5,563    $   4,121        $   4,429
  Loans transferred to real estate owned, at fair value ...............................       6,244        4,266            7,852
  Loans to facilitate the sale of real estate owned ...................................       3,284        7,685           14,670
  Loans transferred to loans held for sale, net .......................................      25,066            _                _
  Income tax payments .................................................................       2,490           56            2,915


The notes to consolidated financial statements are an integral part of these statements.





First Citizens Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements
(Dollars reported in the tables in thousands)


(1)     Summary of Significant Accounting Policies

(a)     Basis of Financial Statement Presentation

First Citizens Financial Corporation ("First Citizens Financial") is the holding company of Citizens Savings Bank f.s.b. (the "Bank"). First Citizens Financial and its wholly-owned subsidiary are referred to collectively as the "Company". The name of each first- and second-tier subsidiary and its primary business activity follows:

Citizens Savings Bank f.s.b. _ Savings bank

  First Citizens Corporation _ Management of real estate owned

  First Citizens Development Corporation _ Real estate development

  First Citizens Mortgage Corporation _ Origination and sale of mortgage loans

  First Citizens Insurance Agency, Inc. _ Sales of annuities and mortgage life, accidental death and health and accident insurance

  First Citizens Securities Corporation _ Inactive

All significant intercompany transactions and balances have been eliminated in consolidation.

The business of the Company consists primarily of the business of the Bank. The Bank operates 14 branches located in Montgomery and Frederick Counties in Maryland. The Bank's principal business is attracting deposits from the general public and investing those funds in loans. The Bank's customers are primarily small and middle-market businesses and middle-market individuals.


The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and real estate owned, management periodically obtains independent appraisals for significant properties.

Management believes that the allowances for losses on loans and real estate owned are adequate. While management uses available information to estimate losses on these assets, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the Bank's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(b)     Cash Equivalents

Cash equivalents are comprised of interest-bearing deposits, which are overnight funds held at other institutions.

(c)     Investment Securities

The Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other investment securities not included in trading or held-to-maturity are classified as available-for-sale.


Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of investment securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains and losses are recognized in earnings for transfers of investment securities into trading securities. Unrealized holding gains or losses associated with transfers of investment securities from the available-for-sale to the held-to-maturity portfolios are recorded as a separate component of stockholders' equity and are maintained and amortized into earnings over the remaining life of the investment security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. Unrealized holding gains and losses associated with transfers of investment securities from the held-to-maturity portfolio to the available for sale portfolio are recognized as a separate component of stockholders' equity.

A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed other than temporary, is charged to earnings, resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of investment securities sold.

(d)     Loans Held for Investment

Loans held for investment are carried at cost, adjusted for amortization of premiums and accretion of discounts using a method which approximates the interest method over the term of the asset. Management has the ability and intention to hold these loans to maturity.

(e)     Impaired Loans

Effective January 1, 1995, the Company adopted, on a prospective basis, Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, which was issued in May 1993, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan _ Income Recognition and Disclosures, an Amendment of FASB Statement No. 114, which was issued in October 1994. Under SFAS No.114, a loan is impaired when, based on all current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price, or, if the loan is collateral-dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. In addition, SFAS No. 114 changes the method of accounting for loans for which foreclosure is probable and requires that such impaired loans be accounted for as loans until the lender takes possession of the collateral.

In accordance with SFAS No. 118, the Bank evaluates each impaired real estate loan individually to determine the income recognition policy. Generally, payments received are applied in accordance with the contractual terms of the note or as a reduction of principal.

(f)     Loan Origination Fees and Other Discounts

Nonrefundable loan fees, net of the direct costs associated with originating the loan, are deferred over the contractual life of the loan as an adjustment to yield. It is the Company's policy to cease amortizing deferred loan fees on nonaccrual loans.

Discounts on loans to facilitate the sale of real estate owned are amortized over the life of the loan using the interest method.

(g)     Allowance for Loan Losses

The loan portfolio is periodically (at least quarterly) reviewed by management, and provisions for estimated losses are made based on management's evaluation of the potential losses in the loan portfolio. In this review, particular attention is paid to delinquent loans, loans under the foreclosure process and, when collectibility is in doubt, any loans where there is evidence of a decline in the market value of the underlying collateral to less than the related loan balance, as well as known and inherent risks in the portfolio and current economic conditions.

(h)     Loans Held for Sale

Loans held for sale are carried at the lower of cost, adjusted for amortization of premiums and accretion of discounts, using a method which approximates the interest method over the term of the asset, or aggregate market. Any gain or loss on sale is recognized at the time of sale using the specific identification method.

Historically, substantially all 30-year fixed-rate loans have been originated for sale in the secondary market on a servicing-released basis. Loans sold in the secondary market are subject to 60- to 90-day forward commitments.

(i)     Real Estate Owned

Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at fair value less estimated selling costs at acquisition date. Management periodically evaluates the recoverability of the carrying value of the real estate owned. An allowance, if necessary, is provided to reduce the carrying value to its fair value less estimated selling costs. Costs relating to property improvements, including development costs and interest during the development and construction periods, are capitalized; and costs relating to holding properties are charged to expense. Gains or losses on the sale of real estate owned are recognized upon disposition of the property.

(j)     Accrued Interest Receivable on Loans

The Bank generally ceases to accrue interest on loans with interest more than three months delinquent and on all loans whose collectibility is doubtful. Any accrued and unpaid interest on such loans is reversed and charged against current income at the time the loan is placed on "nonaccrual" status. Income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic payments has been restored, in which case the loan is returned to accrual status.

(k)     Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets or terms of the leases. Additions and betterments are capitalized, while charges for repairs and maintenance are expensed when incurred. The cost and accumulated depreciation or amortization are eliminated from the accounts when an asset is sold or retired, and the resultant gain or loss is credited or charged to income.

(l) Income Taxes

Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109, Accounting for Income Taxes, and reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)     Issued But Not Yet Adopted Statements of Financial Accounting Standards

SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, will be effective for fiscal years beginning after December 15, 1995. This Statement establishes accounting standards for impairment of certain long-lived assets held for use and held for disposal. Adoption of this Statement is not expected to have a material impact on the Company.

SFAS No. 122, Accounting for Mortgage Servicing Rights, will be effective for fiscal years beginning after December 15, 1995. This Statement requires recognition, as separate assets at fair value, of the rights to service mortgage loans for others and evaluation of mortgage servicing rights for impairment. Adoption of this Statement is not expected to have a material impact on the Company.

SFAS No. 123, Accounting for Stock-Based Compensation, will be effective for transactions entered into after December 15, 1995. This Statement establishes a fair value based method of accounting for employee stock options and encourages all entities to adopt that method of accounting for all employee stock compensation plans. However, an entity will be allowed to continue to measure compensation cost using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25. The Company has not determined which of these two acceptable methods it will use.

(n)     Reclassifications

Certain amounts for 1994 and 1993 have been reclassified to conform to the presentation for 1995.

(2)     Investment Securities

Investment securities are summarized as follows at December 31:

                                                               Gross       Gross
                                                            Unrealized   Unrealized  Estimated
                                                 Amortized    Holding     Holding       Fair
                                                    Cost       Gains       Losses       Value

Available-for-sale 1995:
Nonequity securities:
  Mortgage-backed securities ....................   $32,627   $   529     $    21     $33,135
  United States Government
    agency obligations ..........................    40,480       218         140      40,558
                                                    -------   -------     -------     -------
      Total nonequity securities ................    73,107       747         161      73,693
Equity securities _ FNMA stock ..................         4        33           _          37
                                                    -------   -------     -------     -------
                                                    $73,111   $   780     $   161     $73,730
                                                    =======   =======     =======     =======
1994:
Nonequity securities _ Mortgage-
  backed securities .............................   $ 6,969   $    58     $    19     $ 7,008
Equity securities _ FNMA stock ..................         4        18           _          22
                                                    -------   -------     -------     -------
                                                    $ 6,973   $    76     $    19     $ 7,030
                                                    =======   =======     =======     =======
1993:
Nonequity securities _ Mortgage-
  backed securities .............................   $33,573   $ 1,051     $    75     $34,549
Equity securities _ FNMA stock ..................         4        20           _          24
                                                    -------   -------     -------     -------
                                                    $33,577   $ 1,071     $    75     $34,573
                                                    =======   =======     =======     =======
Held-to-maturity (all nonequity securities) 1995:
Mortgage-backed securities ......................   $42,083   $   368     $    12     $42,439
                                                    =======   =======     =======     =======
1994:
Mortgage-backed securities ......................   $53,894   $    15     $ 1,979     $51,930
United States Government agency
  obligations ...................................    23,956         _       1,727      22,229
                                                    -------   -------     -------     -------
                                                    $77,850   $    15     $ 3,706     $74,159
                                                    =======   =======     =======     =======
1993:
Mortgage-backed securities ......................   $46,922   $ 1,058 $         9     $47,971
                                                    =======   ======= ===========     =======

Mortgage-backed securities with amortized costs of $11.2 million and $15.9 million were sold during 1994 and 1993, respectively, at gross realized gains of $.1 million and $.3 million, respectively. There were no gross realized losses on the sales.

During 1995 and 1994, the Bank transferred $5.8 million and $10.0 million, respectively, of mortgage-backed securities from available-for-sale to held-to-maturity. Unrealized holding losses amounted to $59,000 for the 1994 transfer at date of transfer. There were no unrealized gains or losses related to the 1995 transfer.

During 1995, the Bank transferred $34.6 million of investment securities from held-to-maturity to available-for-sale as a result of guidance published by the Financial Accounting Standards Board on the implementation of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The net unrealized gain on these investment securities at the date of transfer was $74,000.

Investment securities amounting to $37.6 million with estimated fair values of $38.2 million were pledged as collateral for advances from the Federal Home Loan Bank ("FHLB") of Atlanta at December 31, 1995.

Nonequity investment securities have scheduled maturities as follows at December 31, 1995:

                                               Estimated    Weighted
                                   Amortized   Fair         Average
                                   Cost        Value        Yields

Available-for-sale
Within one year .................   $ 1,764    $ 1,753       8.50%
After one year before five years     40,384     40,477       6.28
After five years before ten years     4,880      4,958       7.38
After ten years .................    26,079     26,505       6.09
                                     ------     ------
                                    $73,107    $73,693
                                    =======    =======

Held-to-maturity
After one year before five years    $ 3,445    $ 3,445       6.42%
After ten years .................    38,638     38,994       6.91
                                     ------     ------
                                    $42,083    $42,439
                                    =======    =======


(3)     Loans Receivable, net

Loans receivable, net, are summarized as follows at December 31:

                                                1995         1994         1993         1992                  1991

Conventional:
  1-4 family units ........................   $ 210,599    $ 239,072    $ 172,375    $ 153,683            $ 134,807
  Multi-family units ......................      19,307       23,031       24,976       26,514               27,144
  Commercial real estate ..................      66,284       67,206       71,091       67,198               68,572
FHA/VA loans _ 1-4 family units ...........         409          549          670          962                1,105
                                                    ---          ---          ---          ---                -----
    Total .................................     296,599      329,858      269,112      248,357              231,628
                                                -------      -------      -------      -------              -------
Construction:
  Residential .............................      28,639       27,908       21,445       19,328               25,183
  Commercial real estate ..................           _        4,053        9,727        9,727               10,197
  Land acquisition and development ........       5,583       12,357       14,363       16,866               19,218
  Land ....................................       1,833        2,667       11,083       19,779               23,676
                                                  -----        -----       ------       ------               ------
    Total .................................      36,055       46,985       56,618       65,700               78,274
                                                 ------       ------       ------       ------               ------
Consumer:
  Home equity loans and second trusts .....      55,972       41,445       33,608       38,012               46,584
  Other consumer ..........................      18,166       14,336       10,902        7,484                6,980
                                                 ------       ------       ------        -----                -----
    Total .................................      74,138       55,781       44,510       45,496               53,564
                                                 ------       ------       ------       ------               ------
Corporate:
  Commercial real estate ..................      18,704       13,864       14,629       11,085                8,022
  Other corporate .........................      14,087        6,937        6,699        7,338                9,534
                                                 ------        -----        -----        -----                -----
    Total .................................      32,791       20,801       21,328       18,423               17,556
                                                 ------       ------       ------       ------               ------
      Subtotal ............................     439,583      453,425      391,568      377,976              381,022

Net items:
  Deferred discounts and loan fees ........      (1,105)      (2,070)      (1,566)      (2,112)              (2,603)
  Undisbursed portion of construction loans     (18,415)     (16,268)     (10,356)     (11,137)             (14,192)
  Allowance for loan losses ...............      (7,460)      (7,642)     (11,725)     (11,150)             (11,582)
                                                 ------       ------      -------      -------              -------
Loans receivable, net .....................   $ 412,603    $ 427,445    $ 367,921    $ 353,577            $ 352,645
                                              =========    =========    =========    =========            =========

Adjustable-rate loans, one-step fixed-rate loans and fixed-rate loans amounted to $212.7 million, $108.1 million and $118.8 million, respectively, at December 31, 1995. The interest rate on one-step fixed-rate loans adjusts one time at the fifth or seventh anniversary of origination to a fixed amount over predetermined indices and remains at that revised rate for the remainder of the 25- or 23-year term, respectively.


Loans to facilitate the sale of real estate owned at below-market rates, net of discounts, amounted to $13.9 million, $16.3 million and $14.1 million at December 31, 1995, 1994 and 1993, respectively.


At December 31, 1995, the Bank had recorded investments in impaired real estate loans totaling $6.7 million. The Bank had $2.9 million of specific allowances for losses on $5.6 million of such impaired loans. There were no specific allowances for impaired loans totaling $1.1 million. The average recorded investment in impaired real estate loans for the year ended December 31, 1995 was $9.0 million. The Bank recognized interest income of $.1 million on its impaired loans during the year ended December 31, 1995.

The aggregate balances of loans greater than $60,000 (which are primarily residential mortgage loans) to any executive officer or director was $2.4 million and $2.1 million at December 31, 1995 and 1994, respectively. During 1995, $.7 million was added and $.4 million was repaid.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") significantly reduced the total amount of loans that savings institutions may make to a single or related group of borrowers. Under FIRREA, savings institutions may make loans to one borrower in an amount up to 15% of unimpaired capital and surplus on an unsecured basis and an additional amount up to 10% of unimpaired capital and surplus if the loan is secured by certain readily marketable collateral (which does not include real estate). Prior to FIRREA, the Bank's loans-to-one-borrower limit, for loans secured by real estate, equaled $38.3 million, which was its regulatory capital under the then-existing Federal Home Loan Bank Board regulations. Under FIRREA, the Bank's loans-to-one-borrower limit, for loans not secured by readily marketable collateral, is $6.4 million, based on unimpaired capital and surplus, as defined, as of December 31, 1995.

At December 31, 1995, the Bank had loans to one borrower (totaling $10.5 million) in excess of the limits, which are grandfathered under the provisions of FIRREA. The Bank will not be able to lend additional amounts to this borrower for the foreseeable future.

Nonperforming loans and loans which are troubled debt restructurings, net, are summarized as follows at December 31:


                                             1995      1994      1993

Nonperforming loans, net:
  Commercial land ......................   $    _     $9,349      $    _
  Commercial property ..................    1,327          _       3,087
  Residential properties ...............      315        171       2,813
  Residential land .....................        _          _       7,271
  Other ................................      186        359          73
                                              ---        ---          --
                                           $1,828     $9,879     $13,244
                                           ======     ======     =======
Troubled debt restructurings, net:
  Commercial land ......................   $2,575     $    _     $ 9,182
  Commercial property ..................    2,900      2,813       7,008
  Residential properties ...............        _          _         181
  Residential land .....................        _          _       1,271
                                              ---        ---       -----
                                           $5,475     $2,813     $17,642
                                           ======     ======     =======

Interest income that would have been recorded under the original terms of such loans, and the interest actually recognized for the years ended December 31, are summarized as follows:


                                       1995     1994     1993

Interest income that would have been
  recognized .......................   $878     $849     $2,362
  Interest income recognized .......    477      120      1,261
                                        ---      ---      -----
  Interest income not recognized ...   $401     $729     $1,101
                                       ====     ====     ======

The Bank is not committed to lend additional funds to debtors whose loans have been modified. An analysis of the allowance for loan losses follows for the years ended December 31:

Allowance for Loan Losses

                                                    1995       1994       1993      1992       1991

Balance, January 1:
  Construction .................................   $  4,979    $  8,863    $  9,613   $ 10,400    $  8,281
  Residential and commercial
    permanent ..................................      2,177       2,320       1,141        631         182
  Corporate ....................................        380         372         277        395         369
  Consumer .....................................        106         170         119        156         177
                                                        ---         ---         ---        ---         ---
                                                      7,642      11,725      11,150     11,582       9,009
                                                      -----      ------      ------     ------       -----
(Recoveries of) provisions for
  the year:
  Construction .................................     (1,522)     (1,363)       (112)      (241)      6,092
  Residential and commercial
    permanent ..................................      1,153         522       1,180        413         556
  Corporate ....................................        232         195         127        (22)        188
  Consumer .....................................        109          11         134         19         111
                                                        ---          --         ---         --         ---
                                                        (28)       (635)      1,329        169       6,947
                                                        ---        ----       -----        ---       -----
Charge-offs, net of recoveries, during the year:
  Construction .................................          _       2,521         638        546       3,973
  Residential and commercial
   permanent ...................................         76         665           1        (97)        107
  Corporate ....................................         (2)        187          32         96         162
  Consumer .....................................         80          75          83         56         132
                                                         --          --          --         --         ---
                                                        154       3,448         754        601       4,374
                                                        ---       -----         ---        ---       -----
Balance, December 31:
  Construction .................................      3,457       4,979       8,863      9,613      10,400
  Residential and commercial
    permanent ..................................      3,254       2,177       2,320      1,141         631
  Corporate ....................................        614         380         372        277         395
  Consumer .....................................        135         106         170        119         156
                                                        ---         ---         ---        ---         ---
                                                     $7,460      $7,642     $11,725    $ 11,150    $11,582
                                                     ======      ======     =======    ========    =======

The unpaid principal balance of mortgage loans serviced for others is summarized as follows at December 31:

                                               1995       1994        1993
Mortgage loans underlying pass-through
  securities owned by the Company .........   $ 10,895   $18,465   $28,565
Mortgage loans serviced for other investors    112,273    44,799    49,096
                                               -------    ------    ------
                                              $123,168   $63,264   $77,661
                                              ========   =======   =======


Mortgage loans serviced for other investors are not included in the accompanying consolidated statements of financial condition. An analysis of the activity of amounts capitalized in connection with the right to service mortgage loans follows for the years ended December 31:


                        1995     1994    1993

Balance, January 1 .   $ 161    $ 118    $ 241
  Capitalized ......       _       71        _
  Amortized ........     (63)     (28)    (123)
                         ---      ---     ----
Balance, December 31   $  98    $ 161    $ 118
                       =====    =====    =====



The Company periodically recalculates the present value of future servicing income using current prepayment experience and adjusts the capitalized amounts accordingly. The capitalized amounts are included in prepaid and other assets.

(4)     Real Estate Owned, net

Real estate owned, net, is summarized as follows at December 31:

                                               1995                    1994

                                                      No. of                 No. of
                                        Amount       Projects   Amount      Projects
Acquired in foreclosure or by deed in
  lieu of foreclosure:
    Residential land ................    $ 5,326           2     $11,565          3
    Residential construction ........        728           1       1,841          1
    Residential properties ..........        243           1           _          _
    Commercial land .................      7,947           4       2,825          3
    Commercial office buildings .....          _           _         177          1
                                          ------         ---      ------        ---
                                          14,244           8      16,408          8
                                                         ===                    ===
    Less allowance for losses .......       (975)                 (1,582)
                                          ------                  ------
                                         $13,269                 $14,826
                                          ======                  ======

An analysis of the allowances for losses on real estate owned follows:

Balance at December 31, 1992    $2,472
  Provision for losses .....     1,793
  Charge-offs ..............      (475)
                                ------
Balance at December 31, 1993     3,790
  Provision for losses .....     1,338
  Charge-offs ..............    (3,546)
                                ------
Balance at December 31, 1994     1,582
  Provision for losses .....       374
  Charge-offs ..............      (981)
                                ------
Balance at December 31, 1995    $  975
                                ======

Loss from real estate, net, for the years ended December 31 follows:

                                              1995       1994      1993

Provision for losses on real estate owned     $374     $1,338    $1,793
Other costs of real estate ..............      437        377       436
(Gain) loss on sale of real estate owned      (712)       147      (559)
Profit from construction loans ..........        _        (52)       (1)
                                              ----     ------    ------
                                              $ 99     $1,810    $1,669
                                              ====     ======    ======

(5)     Premises and Equipment, net

Premises and equipment, net, are summarized as follows at December 31:

                                                  1995               1994

Land .........................................   $   649           $   762
Office buildings .............................     2,635             2,901
Furniture, fixtures and equipment ............     5,697             5,324
Leasehold improvements .......................       538               472
                                                  ------            ------
                                                   9,519             9,459
Less accumulated depreciation and amortization    (6,650)           (6,672)
                                                  ------            ------
                                                  $2,869           $2,787
                                                  ======           ======

(6)     Deposit Accounts

Deposit accounts are summarized, by type, as follows at December 31:

                                      1995                       1994

                        Weighted                 %    Weighted               %
                         Average                of    Average               of
                          Rates     Amount     Total   Rates    Amount     Total

Commercial checking .....   _%    $ 11,483      2.4%     _%   $  8,059      1.8%
Passbook and statement
  accounts .............. 3.04      31,194      6.4   3.02      39,379      8.6
Interest-bearing checking
   accounts ............. 2.32      38,103      7.8   2.49      36,580      8.0
Money market deposit
  accounts .............. 3.62      86,447     17.7   3.36      90,020     19.7
                                  --------    -----           --------    -----
     Total noncertificate
       accounts .........          167,227     34.3            174,038     38.1
                                  --------    -----           --------    -----
Certificates of deposit:
  Seven-day to
    three-month ......... 4.72       2,077       .4    3.99      1,553       .3
  Three-month to ten-year 5.48     298,080     61.2    5.22    265,715     58.2
  Negotiable rate ....... 6.07      19,713      4.1    4.72     15,701      3.4
                                  --------    -----           --------    -----
    Total certificates of
      deposit ...........          319,870     65.7            282,969     61.9
                                  --------    -----           --------    -----
                                  $487,097    100.0%          $457,007    100.0%
                                  ========    =====           ========    =====

At December 31, 1995, certificates of deposit included $12.1 million in 12-month certificates which allow a one-time penalty-free withdrawal of up to the certificate amount, $4.7 million in 18-month certificates which allow a one-time "step-up" to the current interest rate at the depositor's option without penalty, $7.7 million in 24-month certificates whose interest rates automatically increase from 5.50% to 6.25% over the term of the certificates, $20.0 million in 24-, 36- and 48-month certificates whose interest rates automatically increase .25% on each annual anniversary and $40.8 million in 30-month certificates which allow three "step-up's" to the current interest rate without penalty. Certificate accounts mature as follows:


                                              December 31,

                      4.00%     4.01%-    6.01%-     8.01%-   1995      1994
                    or less     6.00%     8.00%     12.10%   Total     Total

Within 12 months    $ 1,802   $120,380   $ 60,944   $  372   $183,498   $165,653
13-24 months ...          _     56,240     30,727      309     87,276     51,734
25-36 months ...          _      9,981      7,214        9     17,204     50,672
37-48 months ...          _      4,151     21,302       61     25,514      9,006
49-60 months ...          _      1,094      1,410        _      2,504      1,565
Thereafter .....          _        738      3,136        _      3,874      4,339
                    -------   --------   --------   ------   --------   --------
  1995 total ...    $ 1,802   $192,584   $124,733   $  751   $319,870   $282,969
                    =======   ========   ========   ======   ========   ========

  1994 total ...    $48,651   $208,084   $ 24,870   $1,364   $282,969
                    =======   ========   ========   ======   ========


Total certificates of deposit in excess of $100,000 were $30.0 million and $35.5 million at December 31, 1995 and 1994, respectively. Interest expense, by type, for the years ended December 31 follows:

                                      1995       1994      1993

Passbook and statement accounts ..   $   985   $ 1,077   $ 1,240
Interest-bearing checking accounts     1,019       835       807
Money market deposit accounts ....     3,034     2,922     2,840
Certificates of deposit ..........    17,100    12,823    13,728
                                      ------    ------    ------
                                     $22,138   $17,657   $18,615
                                     =======   =======   =======

(7) Advances  from the Federal Home Loan Bank of Atlanta

Advances from the FHLB of Atlanta are summarized as follows at December 31:


                                   1995                    1994

Maturing during the year     Average               Average
ending December 31,            Rate     Balance      Rate         Balance

1995.....................       _%      $     _       6.17%       $30,900
1996.....................    5.13        27,640       4.99         21,890
1997.....................    5.12        10,000          _              _
1998.....................    6.21        22,500       6.05          7,500
2000.....................    6.97        14,000          _              _
2002.....................    8.48         1,000          _              _
                                        -------                   -------
                                        $75,140                   $60,290
                                        =======                   =======

At December 31, 1995, advances amounting to $5.0 million reprice monthly based on LIBOR and $5.8 million reprice daily based on the overnight Federal funds rate.

The following table sets forth certain information as to the Company's short-term advances for the years ended December 31.


                                                   1995         1994     1993

Highest month-end balances .....................   $43,640    $31,550   $33,000
Average month-end balances .....................    33,013     19,615    19,658
Weighted average interest rate at year-end .....      5.13%      6.17%     3.93%
Weighted average interest rate during the year .      5.63       4.95      5.65

At December 31, 1995, the following assets were pledged as collateral under a blanket floating lien collateral agreement to secure the advances from the FHLB of Atlanta: all stock in the FHLB of Atlanta; mortgage-backed securities with carrying values, including accrued interest receivable, of $37.8 million and fair values of $38.2 million; residential mortgage loans with aggregate principal balances totaling up to 150% of the outstanding amount of the advances and other loan collateral amounting to $2.2 million. The Bank is required to be a member of the Federal Home Loan Bank System and to maintain an investment in the stock of the FHLB of Atlanta at least equal to the greater of 1% of the unpaid principal balance of its residential mortgage loans, 1% of 30% of its total assets, or 1/20th of its outstanding advances from the FHLB of Atlanta.

(8)     Other Borrowed Money

The Bank enters into sales of securities under agreements to repurchase the same securities. Fixed-coupon reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the balance sheet. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities, and the broker retains possession of the securities collateralizing the reverse repurchase agreements. There were no reverse repurchase agreements outstanding at any time during 1995 or 1994, and there was no other borrowed money at December 31, 1995 or 1994.

The maximum amount of reverse repurchase agreements outstanding at any month-end during the year ended December 31, 1993 was $2.8 million. The average amount of outstanding reverse repurchase agreements for the year ended December 31, 1993 was $1.5 million. The weighted average interest rates on these agreements during the year ended December 31, 1993 was 3.26%.

(9)     Income Taxes

Effective January 1, 1993, the Company adopted SFAS No. 109. The cumulative impact of this change in accounting principle resulted in an increase in earnings of $1.5 million, or $.54 per share, and is reported separately in the Consolidated Statements of Income.

The provision (benefit) for income taxes for the years ended December 31 is summarized as follows:


                                           1995         1994      1993

Current:
  Federal .............................   $ 2,686    $  (100)   $ 1,412
  State ...............................       582         88        450
                                              ---         --        ---
                                            3,268        (12)     1,862
                                            -----        ---      -----
Deferred:
  Federal .............................    (1,093)     1,426       (409)
  State ...............................      (189)       283         20
                                             ----        ---         --
                                           (1,282)     1,709       (389)
                                           ------      -----       ----
                                          $ 1,986    $ 1,697    $ 1,473
                                          =======    =======    =======

A reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate for the years ended December 31 follows:

                                                        Percent of Pretax Income
                                                        1995     1994     1993

Statutory Federal income tax rate .................     34.0%    34.0%    34.0%
State income taxes, net of Federal income tax
  benefit .........................................      4.3      5.0      5.5
Change in valuation allowance for deferred tax
  assets allocated to income tax expense ..........     (3.2)    (5.6)   (13.3)
Deductible exercises of non-incentive stock options     (2.6)    (1.5)    (1.0)
Other .............................................       .1     (0.1)       _
                                                        ----     ----     ----
Effective tax rates ...............................     32.6%    31.8%    25.2%
                                                        ====     ====     ====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

                                                   1995       1994

Deferred tax assets:
  Loss reserves on loans and real estate owned   $ 2,888    $ 2,926
  Deferred interest ..........................     1,077        900
  Other ......................................       678        218
                                                     ---        ---
    Total gross deferred tax assets ..........     4,643      4,044
    Less valuation allowance .................      (267)      (465)
                                                    ----       ----
    Net deferred tax assets ..................     4,376      3,579
                                                   -----      -----
Deferred tax liabilities:
  Loan fees ..................................     1,106      1,067
  FHLB of Atlanta stock dividends ............       433        470
  Prepaid deductions .........................       199        383
  Taxes on unrealized net holding gains ......       218          1
  Other ......................................        92        394
                                                    ----      -----
    Total gross deferred tax liabilities .....     2,048      2,315
                                                   -----      -----
    Net deferred tax assets ..................   $ 2,328    $ 1,264
                                                 =======    =======

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a valuation allowance for the excess of deferred tax assets over taxes paid available in carryback years and future reversals of certain existing taxable temporary differences. During 1995 and 1994, $.2 million and $.3 million, respectively, of the valuation allowance were recovered as a reduction of income tax expense.


The Bank's cumulative book allowance for loan losses exceeds its cumulative tax bad debt reserves by $2.9 million. Earnings appropriated to bad debt reserves and deducted for Federal income tax purposes were not available for payment of cash dividends or other distributions to stockholders, including distributions on redemption, dissolution or liquidation, without payment of such taxes by the Company on the amount of such earnings removed from the reserves for such distribution at the then-current tax rate. Under applicable Internal Revenue Code provisions, the amount which would have been deemed removed from such reserves by the Company, in the event of any such distribution to stockholders, and which would have been subject to taxation at the Company level at the normal tax rate, would have approximated twice the net amount actually distributed to the stockholders.

The Company has not recognized a deferred tax liability of $1.6 million for the tax effects of the "base year" tax bad debt reserve because the Company does not currently anticipate that such reserve will reverse and result in taxable income in the foreseeable future.

No portion of the Bank's net deferred tax asset is required to be deducted for regulatory capital purposes at December 31, 1995.


The Company met certain conditions, including maintaining an investment in certain qualifying assets in excess of 60% of total assets, and qualified under provisions of the Internal Revenue Code to elect to deduct from taxable income an allowance for bad debts based on either a percentage of taxable income before such deduction or actual loan loss experience.


(10)    Capital Requirements

Savings institutions are currently required to maintain: (i) "core capital" of at least 4.0% of adjusted total assets (under the Office of Thrift Supervision ("OTS") prompt corrective action regulations), (ii) "tangible capital" of at least 1.5% of adjusted total assets, and (iii) "risk-based capital" of at least 8.0% of risk-weighted assets. At June 30, 1991, the Bank met the core and tangible capital requirements but not the then-applicable 7.2% risk-based capital requirement. Accordingly, pursuant to applicable Federal regulations, the Bank filed a capital restoration plan with the OTS in September 1991, which was approved on December 12, 1991. In connection with OTS' approval of the Bank's capital plan, the Bank agreed to the issuance by the OTS of a capital directive requiring that the Bank meet all applicable capital requirements by December 31, 1992, which was subsequently extended to June 30, 1993. The Bank met all applicable regulatory capital requirements at December 31, 1992. On May 17, 1993, the OTS released the Bank from the capital directive but required that the Bank continue to operate in accordance with its capital plan. The capital plan approved by the OTS in December 1991 covered the period ending on June 30, 1994. The Bank filed an amended capital plan which was approved by the OTS. On February 23, 1996, as a result of Citizens' continued capital compliance and improved condition, the OTS notified the Bank that it is no longer subject to a capital plan.


On December 12, 1991, the Bank also entered into a supervisory agreement with the OTS as a result of the Bank's high level of classified assets. The Bank also agreed to additional reporting requirements and to continue to maintain general valuation allowances on assets of at least $8.5 million. Based on the progress that the Bank made in reducing its level of classified assets, the OTS terminated the minimum general valuation allowance requirement on March 3, 1994. On July 29, 1994, the OTS released the Bank from the supervisory agreement in light of the continued improvement in the Bank's asset quality.


In August 1993, the OTS issued a final rule which adds an interest rate component to the OTS risk-based capital requirement. Savings institutions will be required to incorporate interest rate risk ("IRR") into their risk-based capital calculation when OTS concludes testing of its appeals process. Under the rule, IRR is measured as the ratio of the greater of the decline in net portfolio value resulting from a 200 basis point increase or decrease in market interest rates to the estimated economic value of assets, as calculated by an OTS model. A savings institution whose measured IRR exceeds 2.0% must deduct from total capital an IRR component equal to one-half of the difference between its measured IRR and 2.0%, multiplied by the estimated economic value of its total assets. Based upon financial data available as of December 31, 1995, management believes that compliance with the new IRR will not have a material impact on the Bank's risk-based capital position.


Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each Federal banking agency is required to establish, by regulation, for each capital measure, the levels at which an insured institution is "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". The Federal banking agencies are required to take prompt corrective action with respect to savings institutions that fall below minimum capital standards. The degree of regulatory intervention mandated by FDICIA is tied to a savings institution's capital category, with increasing scrutiny and more stringent restrictions being imposed as an institution's capital declines. The prompt corrective actions specified by FDICIA for "undercapitalized" institutions include increased monitoring and periodic review of capital compliance efforts, a requirement to submit a capital plan, prohibitions on the payment of dividends and management fees, restrictions on total asset growth, and limitations on certain new activities (such as opening new branch offices and engaging in acquisitions and new lines of business) without OTS approval. The OTS may appoint a conservator or receiver for critically undercapitalized institutions.

An institution is considered "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a tier 1 or core capital to risk-weighted assets ratio of 6% or greater, and a leverage ratio of 5% or greater (provided that the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure). At December 31, 1995, the Bank had a leverage (tangible) ratio of 6.1%, a ratio of core capital to risk-weighted assets of 9.7% and total risk-based capital ratio of 10.9% and was considered "well capitalized".

The United States Congress is considering legislation regarding Federally insured banks and thrifts which would, among other things, (i) abolish the OTS and transfer its functions to other agencies of the United States government,
(ii) require Federally chartered thrifts, including the Bank, to convert to national or state bank charters or state thrift charters, (iii) require savings and loan holding companies to be regulated as bank holding companies, and (iv) impose a one-time assessment in order to recapitalize the Savings Association Insurance Fund ("SAIF"). The amount of the assessment will be determined by the Federal Deposit Insurance Corporation and may be up to 90 basis points on the deposit liabilities of certain thrifts, including the Bank. This legislation is in a preliminary stage, and it cannot be determined whether, or in what form, any such legislation will eventually be enacted. If a 90 basis point special assessment were required, it would result in a charge to the Bank of up to $2.6 million after taxes, which would have the effect of reducing the Bank's tangible and core capital to $34.6 million, or 5.6% of adjusted total assets, and total risk-based capital to $39.4 million, or 10.2% of risk-weighted assets, on a pro forma basis as of December 31, 1995. Assuming such a special assessment were made and, as a result, the SAIF was fully recapitalized, it would have the effect of reducing the Bank's deposit insurance premiums to the SAIF in future periods. In addition, if the Bank were required to convert its Federal savings bank charter, the Bank could be required to recapture its bad debt reserve for Federal income tax purposes unless the Bank meets a proposed residential loan origination requirement. Such recaptured amount would be $1.6 million, after taxes, and, if recaptured, would further reduce the Bank's income and capital ratios.


(11)    Employee Benefit Plans and Director Retirement Plan

The Company's defined benefit pension plan covers substantially all of its employees. Employees are fully vested after five years of service. Benefits are calculated based on 1% of final average earnings, adjusted for years of service. The Company makes annual contributions to the plan in accordance with actuarial computations made by an independent actuary.


The following table sets forth the plan's funded status at December 31.


                                                              1995       1994
Actuarial present value of benefit obligation:
  Accumulated benefit obligation ........................   $(1,827)   $(1,524)
  Vested benefit obligation .............................    (1,699)    (1,187)
                                                             ======     ======
Projected benefit obligation for service rendered to date   $(2,343)   $(2,319)
Plan assets at fair value, primarily listed stocks and
  U.S. Bonds ............................................     2,771      2,597
                                                              -----      -----
Funded status ...........................................       428        278
Balance of unrecognized net loss from past experience
  different from that assumed and effects of changes in
  assumptions ...........................................       499        631
Prior service cost not yet recognized in net periodic
  pension cost ..........................................      (735)      (805)
Balance of unrecognized net obligation at January 1,
  1987, being recognized over 18 years ..................      (194)      (215)
                                                               ----       ----
Accrued pension cost included in accounts payable and
  accrued expenses ......................................   $    (2)   $  (111)
                                                            =======    =======

Net periodic pension (benefit) cost included the following components:

                                                  Year ended December 31,
                                                   1995     1994     1993

Service cost _ benefit earned during the period   $ 141    $ 207    $ 187
Interest cost on projected benefit obligation .     155      176      152
Actual return on plan assets ..................    (152)    (164)    (132)
Net amortization and deferral .................    (150)     (58)     (34)
                                                   ----      ---      ---
Net periodic pension (benefit) cost ...........   $  (6)   $ 161    $ 173
                                                  =====    =====    =====

For 1995, the weighted average discount rate used in determining the present value of the projected benefit obligation was 7.5%, compared with 8.0% for 1994 and 7.0% for 1993. The weighted average expected long-term rate of return on assets and rate of increase on future compensation levels was 8.5% and 4.5%, respectively, for all three years.


During 1990, the Company implemented a 401(k) plan for all employees which provides for an employer match of at least 25% on an employee's contribution of up to 6% of the employee's salary. The employer match may be doubled if certain targets are met. The Company's contributions to the 401(k) plan were $107,000, $59,000 and $100,000 in 1995, 1994 and 1993, respectively. Employees are fully vested in the employer match after three years of service.


During 1994, the Company and the Bank implemented a directors' retirement plan. The Company assumed the Bank's obligations under such plan in 1995. Eligible directors will receive an annual payment equal to the annual retainer in effect at the time of their retirement for the highest position attained by the director. Such payments are reduced by any payments received under the Bank's defined benefit plan and are payable for a period, based on years of service, not to exceed ten years. Persons who served as directors at the time the plan was adopted are entitled to retirement payments for ten years, notwithstanding their actual length of service. A director is eligible for retirement when he resigns after age 70, is not renominated due to age or ceases to be a director in connection with a "change in control", as defined. A retirement by reason of death entitles the director's beneficiary or estate to receive the payments which would have otherwise been made to the deceased director. The directors' retirement plan is not funded. Expense is accrued annually over the period to eligibility. A 7% discount rate was used to determine the $87,000 and $189,000 accruals for 1995 and 1994, respectively.

Effective January 1, 1996, directors of the Company and the Bank will be permitted to defer all or a portion of their director and committee fees until they cease to be directors, at which time the director may elect to receive the deferred balance in either a lump sum payment or over ten years. Interest on the deferred amounts will be credited annually. Directors currently receive fees only for attending meetings of the Board of Directors of the Bank or Committees thereof. In the event of a director's death, if life insurance is obtained on the life of any director, the plan also provides for a death benefit equal to a projected benefit based on the director's deferral balance and projected further deferrals until age 65. If life insurance is not obtained, the benefit equals the director's deferral balance at his death. The Bank has purchased life insurance on the life of each of the participating directors.


Effective March 7, 1996, the Bank and First Citizens Mortgage Corporation ("FCMC") entered into supplemental retirement agreements for the benefit of the presidents of the respective companies. Under terms of the agreements, the presidents will receive annual payments of 70% and 60%, respectively, of their final annual cash compensation, less amounts payable to them under the Company's retirement plans, for the longer of 15 years or life commencing following their retirement after age 65. If employment is terminated for other than "cause" before attaining age 65, the presidents will receive prorated benefits under these agreements. The agreements are not funded.

(12)    Commitments

The Bank leases certain offices under long-term operating lease agreements. Rent expense on operating leases was $.7 million, $.5 million and $.4 million for the years ended December 31, 1995, 1994 and 1993, respectively.

Future minimum annual rental commitments under these leases are summarized as follows:

       1996.................   $  863
       1997.................      775
       1998.................      770
       1999.................      718
       2000.................      468
       2001-2003............       68
                               ------
       Total................   $3,662
                               ======

The Bank had outstanding loan origination commitments aggregating $21.2 million and $4.9 million at December 31, 1995 and 1994, respectively, primarily for variable-rate commitments, all of which expire within 90 days.

The Bank had commitments to sell loans totaling $3.7 million and $2.1 million at December 31, 1995 and 1994, respectively.

The Bank had outstanding commitments to fund letters of credit of $7.2 million and $6.7 million and unused lines of credit, primarily on home equity loans, of $49.0 million and $36.7 million at December 31, 1995 and 1994, respectively.


Some of the loans that FCMC sells on a servicing-released basis are sold with recourse. Generally, the recourse provisions relate to loans where the borrower becomes delinquent during the first three to six months after settlement. FCMC has never been required to repurchase any loan it has sold. At December 31, 1995, loans sold with recourse amounted to $10.6 million.


At December 31, 1995, the Company was involved in various claims and legal actions arising in its business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company's management, after consulting with the Company's legal counsel, the ultimate disposition of these matters is not expected to have a material adverse impact on the Company's consolidated financial condition or results of operations.

(13)    Common Stock

On December 24, 1986, when the Bank converted from a mutual form of Federal savings bank to a stock form of Federal savings bank, it established a "Liquidation Account" in an amount equal to its regulatory capital as of June 30, 1986. The Bank may not declare or pay a cash dividend on or repurchase any of its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below either the amount required for the liquidation account or the capital requirements imposed by the OTS. The liquidation account amounted to $1.0 million at December 31, 1995.


The OTS has adopted a regulation that establishes uniform treatment for all capital distributions by savings associations (including dividends, stock repurchases and cash-out mergers). The regulation establishes three tiers of institutions for purposes of determining the level of dividends that can be paid. Institutions that either before or after a proposed capital distribution fail to meet their then-applicable minimum capital requirements may not make any capital distributions, except with prior OTS approval. OTS regulations require SAIF-insured institutions owned by holding companies to give the OTS 30 days' advance notice of any proposed declaration of dividends. See note 9 for additional potential restrictions on payment of dividends.


Under Delaware law, First Citizens Financial may pay dividends out of surplus, or in the event there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividends may not be paid out of net profits, however, if the capital of First Citizens Financial has been diminished to an amount less than the aggregate amount of capital represented by all classes of preferred stock.

Net income per share of common stock for 1995, 1994 and 1993 was computed by dividing net income by 2,863,839; 2,829,104 and 2,775,084, respectively, the weighted average number of shares of common stock outstanding for each year (as adjusted for all stock dividends). Outstanding shares also include common stock equivalents which consist of outstanding stock options, if such options are dilutive. The Company has not separately reported fully diluted earnings per share as it is not materially different from earnings per share.

The Company has three stock option plans that provide for the grant of stock options to directors and/or officers and key employees of the Company and its subsidiaries at prices at least equal to the market value at the date of grant. A total of 733,917 shares of Company common stock were reserved for issuance under the option plans at December 31, 1995.

A summary of changes in the outstanding options under the plans for the years ended December 31 follows:

                                                  1995        1994       1993

Balance, January 1 ............................  370,782     314,311    255,958
  Options granted with immediate vesting ......   75,563      11,735          _
  Options granted with vesting in six months to
    five years ................................   39,337      52,000     77,125
  Stock dividends .............................   37,675      16,790     15,285
  Options exercised ...........................  (45,714)    (20,083)   (22,651)
  Options expired or canceled .................   (6,600)     (3,971)   (11,406)
                                                  ------      ------    -------
Balance, December 31 ..........................  471,043     370,782    314,311
                                                 =======     =======    =======

The options outstanding at December 31, 1995 were exercisable as follows:

              Immediately             Subject to Vesting
              Exercisable             Over One to Five Years

                       Exercise                      Exercise
         Shares(a)     Price(a)       Shares(a)      Price(a)

          120,760       $1.45            19,801        $12.05
              479        1.46             7,334         12.50
           38,200        3.72             4,400         15.11
            1,452        3.73            26,670         17.25
                                         ------
            1,908        5.70            58,205
                                         ======
            1,908        5.98
           16,978        6.28
           17,172        6.29
           93,528        6.60
           34,650       11.25
            9,899       12.05
            3,666       12.50
            1,100       15.11
            1,908       15.23
           65,075       17.25
            4,155       18.00
          -------
          412,838
          =======

(a)     Adjusted for prior stock dividends.

There were 65 option holders at December 31, 1995. Options exercised during 1995 had exercise prices ranging from $1.45 to $12.50. Options canceled during 1995 had an exercise price of $12.50. Closing price of the Company's stock at December 31, 1995 was $19.00 per share.

(14)    Financial Instruments with Off Balance Sheet Risk

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. These instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument failed to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Financial instruments whose contract amounts represent potential credit risk at December 31, 1995 follow:

                                                  Contractual
                                                     Amount
Commitments to extend credit....................   $ 21,160
Standby letters of credit.......................      7,231
Loans sold with recourse........................     10,609
Unused lines of credit..........................     49,010

At December 31, 1995, the Bank did not have any financial instruments whose contractual amounts exceeded the amount of credit risk.


The Bank evaluates each customer's creditworthiness on a case-by-case basis and requires collateral to support financial instruments when deemed necessary. The amount of collateral obtained upon extension of credit is based on management's evaluation of the counterparty. Collateral held varies but may include: real estate; deposits held by the Bank; marketable securities; accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties.

Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments usually have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of the contractual obligations by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer's contractual obligations. The Bank's current policy requires collateral supporting these commitments.

Loans sold with recourse were sold by FCMC on a servicing-released basis. Generally, the recourse provisions relate to loans where the borrower becomes delinquent during the first three to six months after settlement. FCMC has never been required to repurchase any loan it has sold.

(15)    Significant Group Concentrations of Credit Risk

Most of the Bank's business activity is with customers located in Central Maryland, Northern Virginia and the District of Columbia. In addition, most of the real estate owned and nonaccrual loans are located in these same markets. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio, which primarily consists of real estate loans (see note 3), and the recovery of a substantial portion of the carrying amount of real estate owned are susceptible to changes in conditions in these markets.

(16)    Related Party Transactions

During 1994, a senior attorney of the law firm that serves as the Company's general counsel was elected chairman of the Board of Directors. The Company paid $.5 million, $.3 million and $.4 million in legal and related fees to his law firm during 1995, 1994 and 1993, respectively. Additionally, the Company received $14,000 during 1995 and $56,000 during 1994 and 1993 in rent from the law firm. The lease to the law firm was converted to a month-to-month lease during 1994 and was terminated in 1995. During 1994 and 1993, the Company paid $85,000 and $75,000, respectively, to a company owned by one of its directors for construction work at one of the real estate owned properties. The contract was awarded based on competitive bids. Another of the Company's directors owns an insurance agency which was awarded several of the Company's insurance policies in 1994 and 1995. Such award was based on competitive bids. Total premiums paid by the Company amounted to $.1 million, and commissions earned by the insurance agency were $10,000 during each of the years ended December 31, 1995 and 1994. In 1993, the Company paid $35,000 to the wife of a director who was the listing agent for a single-family home sold from the real estate owned portfolio.

(17)    Disclosures About the Fair Value of Financial Instruments

Fair value information which pertains to the Company's financial instruments is based on the requirements set forth in SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and does not purport to represent the aggregate net fair value of the Company. Much of the information used to determine fair value is highly subjective and judgmental in nature and, therefore, the results may not be precise. The subjective factors include, among other things, estimates of cash flows, risk characteristics, credit quality and interest rates, all of which are subject to change. Since the fair value is estimated as of the balance sheet date, the amount which will actually be realized or paid upon settlement or maturity could be significantly different.

The estimated fair value of financial instruments is summarized as follows at December 31:

                                        1995                     1994

                                             Estimated               Estimated
                                Carrying       Fair       Carrying      Fair
                                  Value        Value        Value       Value
Assets
  Cash and interest-bearing
    deposits ..................   $ 15,711     $ 15,711    $  7,828    $  7,828
  Investment securities .......    115,813      116,169      84,880      81,189
  Loans receivable ............    405,316      407,043     415,152     397,932
  Loans held for sale .........     34,921       35,743       9,418       9,444
  Excess servicing ............         98           98         161         161
  Other assets ................      5,696        5,696       3,890       3,890

Liabilities
  Deposit accounts ............    487,097      490,088     457,007     455,558
  Advances from FHLB of Atlanta     75,140       76,032      60,290      58,727
  Other liabilities ...........      2,922        2,922       4,164       4,164

Off balance sheet instruments
  Commitments to extend credit           _          228           _          35
  Standby letters of credit ...          _            8           _           8
  Loans sold with recourse ....          _            _           _           _
  Unused lines of credit ......          _            _           _           _

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents _ For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the short maturity of these instruments.

Investment securities _ Fair values for these securities are based on prices published in financial newspapers or bid quotations received from securities dealers.

Loans receivable and loans held for sale _ For homogeneous categories of loans, such as some residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. It was not practicable to estimate the fair value of nonperforming and restructured loans with carrying values of $7.3 million and $12.3 million at December 31, 1995 and 1994, respectively, because it was not practicable to reasonably access the credit adjustment that would be applied in the marketplace for such loans. However, the fair values of the underlying collateral securing these loans was calculated by discounting estimated future cash flows of property sales or income on commercial properties. The estimated fair value of the underlying collateral was $10.4 million and $16.2 million at December 31, 1995 and 1994, respectively. The Bank will not share in any appreciation on these loans because the maximum it can collect is the principal balance outstanding and delinquent or deferred interest due.

Excess servicing _ The fair value of excess servicing is determined based on the estimated discounted net cash flows to be received, adjusted for anticipated prepayment less normal servicing costs.

Other assets _ The estimated fair value of other assets, which primarily include accrued interest receivable and miscellaneous receivables from customers and tenants of real estate owned properties, approximates the carrying value due to the short maturity of these instruments.


Deposit accounts _ The fair value of demand deposits, savings accounts and certain money market deposits is equal to the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from FHLB of Atlanta _ The fair value of existing debt is based on published market rates for similar issues or on rates currently available from brokers for debt with similar terms and remaining maturities.

Other  liabilities  _ The  estimated  fair  value  of other  liabilities,  which
primarily   include  accrued  interest  payable  and  trade  accounts   payable,
approximates the carrying value due to the short maturity of these instruments.

Off balance sheet instruments _ The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements.

(18)    Condensed Financial Information (Parent Company Only)

Statements of Financial Condition

                                                        December 31,
                                                       1995       1994

Assets
  Cash ............................................   $ 1,136   $   906
  Equity in net assets of subsidiary ..............    37,706    32,981
  Income taxes recoverable ........................       152        38
  Deferred income taxes ...........................         7         _
  Other assets ....................................         2       256
                                                      -------   -------
                                                      $39,003   $34,181
                                                      =======   =======
Liabilities _ Accounts payable and accrued expenses   $   362   $   145
                                                      -------   -------
Stockholders' equity
  Preferred stock .................................         _         _
  Common stock ....................................        26        23
  Additional paid-in capital ......................    22,297    18,269
  Retained earnings ...............................    15,970    15,744
  Unrealized net holding gains on investment
    securities available-for-sale, net of taxes ...       348         _
                                                      -------   -------
       Total stockholders' equity .................    38,641    34,036
                                                      -------   -------
                                                      $39,003   $34,181
                                                      =======   =======

Statements of Income

                                        Year ended December 31,
                                        1995       1994       1993

Interest income ....................   $    34    $    41    $    36
Noninterest expense ................       443        153        126
                                       -------    -------    -------
Loss before equity in net income of
  subsidiary .......................      (409)      (112)       (90)
Equity in net income of subsidiary .     4,377      3,709      5,935
                                       -------    -------    -------
Income before income tax benefit and
  cumulative effect of accounting
  change ...........................     3,968      3,597      5,845
Income tax benefit .................       139         38         33
                                       -------    -------    -------
Income before cumulative effect of
  accounting change ................     4,107      3,635      5,878
Cumulative effect of change in
  accounting for income taxes ......         _          _          1
                                       -------    -------    -------
Net income .........................   $ 4,107    $ 3,635    $ 5,879
                                       =======    =======    =======

Statements of Cash Flows


                                          Year ended December 31,
                                            1995       1994       1993

Operating activities
Net income ............................   $ 4,107    $ 3,635    $ 5,879
Adjustments to reconcile net income to
  net cash provided by (used in)
  operating activities:
    Equity in net income of subsidiary     (4,377)    (3,709)    (5,935)
    (Increase) decrease in income
      taxes recoverable ...............      (114)       (37)        16
    Increase in deferred income taxes .        (7)         _          _
    (Increase) decrease in other assets       254       (245)        15
    Increase (decrease) in accounts
      payable and accrued expenses ....       217         35        (70)
    Other .............................         _          _         (4)
                                           ------     ------     ------
      Net cash provided by (used in)
        operating activities ..........        80       (321)       (99)
                                           ------     ------     ------
Financing activities
  Net proceeds from exercise of common
    stock options .....................       158         35         38
  Other ...............................        (8)        (5)        (4)
                                           ------     ------     ------
  Net cash provided by financing
    activities ........................       150         30         34
                                           ------     ------     ------
    Increase (decrease) in cash .......       230       (291)       (65)
    Cash at beginning of period .......       906      1,197      1,262
                                           ------     ------     ------
    Cash at end of period .............   $ 1,136    $   906    $ 1,197
                                          =======    =======    =======

The primary activity of First Citizens Financial is that of a unitary savings bank holding company. See notes 9 and 13 for regulatory restrictions on payments of dividends by the Bank to First Citizens Financial. The Company's expenses primarily consist of certain stockholder-related expenses.


Report of Independent Public Accountants
The Board of Directors and Stockholders
First Citizens Financial Corporation
Gaithersburg, Maryland

We have audited the accompanying consolidated statement of financial condition of First Citizens Financial Corporation (a Delaware Corporation) and subsidiary as of December 31, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Corporation and subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, effective January 1, 1995, the Company changed its method of accounting for impaired loans.



Washington, D.C.
January 26, 1996, except with respect to the first paragraph in Note 10 and the last paragraph in Note 11 as to which the dates are February 23, 1996 and March 7, 1996, respectively




Independent Auditors' Report

The Board of Directors and Stockholders
First Citizens Financial Corporation
Gaithersburg, Maryland

We have audited the accompanying consolidated statement of financial condition of First Citizens Financial Corporation and subsidiary as of December 31, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Corporation and subsidiary as of December 31, 1994, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 9, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.


Washington, D.C.
February 3, 1995



Report of Management

The management of First Citizens Financial Corporation (the "Company") is responsible for the preparation, the integrity and the objectivity of these consolidated financial statements. The consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles and, in the judgment of management, present fairly the Company's financial position and results of operations. The financial information contained elsewhere in this report is consistent with that in the financial statements. The financial statements and other financial information in this report include amounts that are based on management's best estimates and judgments and give due consideration to materiality.


The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

The Internal Audit Department of the Company reviews, evaluates, monitors and makes recommendations on both administrative and accounting control, and acts as an integral, but independent, part of the system of internal controls.

The Company's independent accountants were engaged to perform an audit of the consolidated financial statements. This audit provides an objective review of management's responsibility to report operating results and financial condition. Working with the Company's internal auditors, they review and make tests as appropriate of the data included in the financial statements.

The Board of Directors discharges its responsibility for the Company's financial statements through its Audit Committee. The Audit Committee meets periodically with the independent accountants, internal auditors and management. Both the independent accountants and internal auditors have direct access to the Audit Committee to discuss the scope and results of their work, the adequacy of internal accounting controls and the quality of financial reporting.



Herbert W. Jorgensen                    William C. Scott
Chairman of the Board and               Senior Vice President and
  Chief Executive Officer                 Chief Financial Officer


Selected Quarterly Financial Data (unaudited)

Condensed quarterly financial data for the years ended December 31, 1995 and 1994 follows:

(Dollars in thousands except per share data)


                                                    Three Months Ended

                                   December 31,  September 30, June 30,  March 31,  December 31, September 30  June 30,   March 31,
                                        1995        1995        1995        1995        1994       1994        1994       1994

Total interest income ..............   $11,312     $10,999     $10,755     $10,397     $10,101     $9,391     $8,962     $8,885
Total interest expense .............     6,940       6,658       6,326       5,816       5,504      4,963      4,659      4,728
                                       -------     -------     -------     -------     -------     ------     ------     ------
  Net interest income ..............     4,372       4,341       4,429       4,581       4,597      4,428      4,303      4,157
(Recovery of) provision for
  loan losses ......................      (230)        (48)        100         150        (608)       (58)         5         26
                                       -------     -------     -------     -------     -------     ------     ------     ------
  Net interest income after
    (recovery of) provision
    for loan losses ................     4,602       4,389       4,329       4,431       5,205      4,486      4,298      4,131
Other income .......................       733         766         606         538         551        560        565        871
(Gain) loss from real estate, net ..       (62)         42         (52)        171       1,131        (50)       190        539
Other operating expense ............     3,591       3,472       3,716       3,423       3,540      3,453      3,371      3,161
                                       -------     -------     -------     -------     -------     ------     ------     ------
  Income before income taxes .......     1,806       1,641       1,271       1,375       1,085      1,643      1,302      1,302
Provision for income taxes .........       644         597         317         428         261        556        443        437
                                       -------     -------     -------     -------     -------     ------     ------     ------
Net income .........................   $ 1,162     $ 1,044     $   954     $   947      $  824     $1,087     $  859     $  865
                                       =======     =======     =======     =======      ======     ======     ======     ======
Earnings per common and common
  equivalent share .................   $   .40    $    .36    $    .33     $   .34(a)   $  .29(a)  $  .37(a)  $  .31(a)  $  .31(a)
                                       =======    ========    ========     =======      ======     ======     ======     ======

(a)  Adjusted for a 10% stock dividend distributed June 5, 1995.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1995

Commission file number 0-17912


First Citizens Financial Corporation
22 Firstfield Road
Gaithersburg, Maryland 20878
(301) 527-2400
Incorporated in the State of Delaware
IRS Employer Identification Number 52-1638667

Securities registered pursuant to Section 12(b) of the Act: (Not applicable)

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]   No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Yes [X]   No [ ]

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of March 8, 1996 was $38,560,827.

At March 8, 1996, the Registrant had 2,649,182 shares of $.01 par value common stock outstanding.

Portions  of  the  definitive   proxy   statement  for  the  annual  meeting  of
stockholders  to be held on April 19, 1996 are  incorporated  by reference  into
Part III.


FORM 10-K CROSS REFERENCE INDEX

                                             Page
Part I
Item 1. Business.................................  40
Item 2. Properties...............................  50
Item 3. Legal Proceedings........................  50
Item 4. Submission of Matters to a Vote of
          Security Holders.......................  50

Part II
Item 5. Market for Registrant's Common Equity
          and Related Stockholder Matters........  50
Item 6. Selected Financial Data..................  50
Item 7. Management's Discussion and Analysis of
          Financial Condition and Results of
          Operations.............................  50
Item 8. Financial Statements and Supplementary
           Data..................................  50
Item 9. Changes in and Disagreements with
          Accountants on Accounting and Financial
           Disclosure............................  50

Part III
Item 10. Directors and Executive Officers of the
          Registrant.............................  51
Item 11. Executive Compensation..................  51
Item 12. Security Ownership of Certain Beneficial
           Owners and Management.................  51
Item 13. Certain Relationships and Related
          Transactions...........................  51

Part IV
Item 14. Exhibits, Financial Statement Schedules
          and Reports on Form 8-K................  51

This Annual Report and Form 10-K incorporates into a single document the requirements of the Securities and Exchange Commission for Annual Reports to stockholders and Form 10-Ks. Only those sections of the Annual Report referenced in the above index are incorporated into the Form 10-K.


PART I

Item 1. Business
(Dollars in the tables in thousands)

General

First Citizens Financial Corporation (the "Company"), a Delaware Corporation, was incorporated in February 1989 for the purpose of becoming the savings and loan holding company for Citizens Savings Bank f.s.b. ("Citizens" or the "Bank"). The holding company formation was completed on August 2, 1989. The Company is presently conducting business as a non-diversified unitary savings and loan holding company. See "Regulation _ Savings and Loan Holding Company Regulations".


At December 31, 1995, the business of the Company consisted primarily of the business of Citizens. Citizens is a Federally chartered savings bank which conducts its business through 15 offices located in Montgomery and Frederick counties in central Maryland. At December 31, 1995, Citizens also had a mortgage origination office in Montgomery County. The Bank was originally incorporated in 1929 as a state-chartered savings and loan association and converted to a Federally chartered savings bank in July 1986. The Bank converted from a Federal mutual to a Federal stock form on December 24, 1986.

Deposits at the Bank have been Federally insured since 1936. The Bank is subject to comprehensive regulation, examination and supervision. See "Regulation".

Financial information contained in this Form 10-K concerning the Company is presented on a consolidated basis, unless otherwise indicated. All per share data contained herein have been adjusted for stock dividends paid by the Company in 1993, 1994 and 1995.


Market Area

 The Bank's primary market area is Montgomery County, Maryland, which is one of the most affluent counties in the country. Additionally, the Bank provides products and services to residents of the greater Washington, D.C. metropolitan area. Service industries and the local and Federal governments are the largest employers in Montgomery County. The service sector includes activities such as computer and data processing, research and development laboratories, amusement and other personal services. Several departments of the Federal government have facilities located in Montgomery County. Many consulting firms have located in Montgomery County to be near the departments of the Federal government to which they provide services. The Federal government has started an effort to significantly decrease its size. The Bank is unable, at this point, to determine the impact of the Federal downsizing, if any, on the Bank.

Lending Activities

General. The Bank's lending activities include the origination of loans secured by first and second mortgage liens for the construction, purchase or refinancing of single-family homes, multi-family, commercial real estate, land, construction and home equity line of credit loans. To a lesser extent, the Bank originates secured and unsecured consumer and corporate loans as well as loans secured by deposit accounts and personal property. In response to the substantial downturn experienced in the local economy and real estate markets in the early 1990's, among other factors, the Bank significantly reduced its construction and commercial real estate lending activities. The volume and amount of residential permanent and home equity loans are substantially influenced by the local economy and interest rates.


Real estate loans secured by single-family homes are originated through the Bank's subsidiary, First Citizens Mortgage Corporation ("FCMC"), whose lending area includes the District of Columbia, Northern Virginia, and Montgomery, Anne Arundel, Frederick, Howard and Prince George's Counties in Maryland. These loans are then either sold to Citizens or sold by FCMC in the secondary market on a servicing-released basis. All other types of loans are originated through the Bank's executive office or branch network and are administered at the Bank's executive office.


At December 31, 1995, approximately 83.7% of Citizens' total real estate loans were secured by real estate located in Maryland. The majority of these loans are secured by property located in Montgomery County. Under applicable Federal regulations, the Bank is currently authorized to make real estate loans throughout the United States; however, Citizens concentrates its lending activities on serving the credit needs of its local market.

Mortgage Loans Secured by 1-4 Family Units, Home Equity Line of Credit Loans and Second Trusts. Citizens offers 30-year adjustable-rate mortgage loans, 15-year adjustable-rate home equity line of credit loans and fixed-rate 5- to 15-year second trusts which are retained in the Bank's loan portfolio. Historically, substantially all fixed-rate first trust mortgage loans have been originated for sale in the secondary market on a servicing-released basis. During 1994, the Bank retained in its portfolio approximately 50% of the fixed-rate loan originations. The Bank sold substantially all such loans originated in 1995. Loans sold in the secondary market are sold subject to 60- to 90-day forward commitments to sell at prices which will yield profits of 1.5% to 2.5% per loan. The Bank also has offered 30-year one-step adjustable-rate mortgage loans. The interest rate on adjustable-rate and one-step mortgage loans changes annually, every 3 years, or at 5 or 7 years. The amount of interest rate adjustments on first mortgage loans are limited per adjustment and in total over the life of the loan. Approximately 3.4% of the Bank's adjustable-rate loans secured by 1-4 family units have a "floor" interest rate which generally is the original note rate. The Bank also offers adjustable-rate loans with options, at various dates and for various fees, to convert to fixed-rate loans.


Although adjustable-rate mortgage loans allow the Bank to increase the sensitivity of its asset base to changes in interest rates, the terms of such loans may also increase the likelihood of delinquencies in periods of high interest rates. The Bank currently offers adjustable-rate mortgage loans at rates which are initially lower than those for fixed-rate loans. The interest rate on home equity line of credit loans can adjust monthly and, at December 31, 1995, was equal to The Wall Street Journal's ("WSJ") prime lending rate. Prior to maturity, interest only is payable on these loans.


Citizens' single-family residential mortgage loans generally have remained outstanding for much shorter periods than their stated terms. At December 31, 1995, $267.0 million, or 65.1% of the Bank's loan portfolio, consisted of loans secured by 1-4 dwelling units compared to $281.1 million, or 66.1% of the Bank's loan portfolio, at December 31, 1994. During 1995, the Bank transferred $25.1 million, net, of 30-year fixed-rate 1-4 family loans, or 60.8% of such loans, to loans held for sale in order to improve its interest rate sensitivity position.


Construction Loans. Citizens makes construction loans to professional builders and developers to acquire, develop and construct residential subdivisions, neighborhood shopping centers and warehouses and, to a lesser extent, office and professional buildings, apartment buildings and nursing homes. Additionally, the Bank has offered land acquisition and development loans for the acquisition of raw land to be developed into finished lots by the borrower-developer, who then constructs single-family homes or commercial buildings or resells the improved lots to other builders. At December 31, 1995, construction loans outstanding, including acquisition and development loans, totaled $34.2 million, or 8.3% of the Bank's loan portfolio, compared to $44.3 million, or 10.4% of the Bank's loan portfolio, at December 31, 1994.

Construction loans on commercial properties are generally construction/permanent loans that may be converted to an adjustable-rate permanent mortgage loan with a maturity of up to five years. The Bank attempts to provide the permanent financing on residential subdivision loans secured by construction loans originated by the Bank. During the construction phase, the borrower pays only interest on commercial or residential construction loans. All construction loans originated by the Bank during 1995 were adjustable-rate loans, with the rate tied to the WSJ's prime rate.

Acquisition and development loans adjust monthly to an index based on the WSJ's prime lending rate, plus up to 250 basis points, and have maturities of one to three years. Interest only, which has generally been paid out-of-pocket by the borrower, is payable on these loans until maturity.

Multi-family, Commercial Real Estate and Land Loans. Citizens offers permanent mortgage loans secured by multi-family residential properties, commercial real estate and land. Such loans have maturities ranging up to 10 years, with principal amortized over a period of up to 30 years. The interest rate on such loans adjusts either monthly, annually or every 3 years. The interest rate is tied to the WSJ's prime lending rate, the Federal Home Loan Bank ("FHLB") of Atlanta's cost of funds or the constant maturity Treasury yield. At December 31, 1995, the Bank obtained a spread of up to 200 basis points over the base interest rate on such loans with monthly interest rate adjustments and up to 375 basis points on such loans with annual or 3-year interest rate adjustments.

Land loans consist primarily of loans for the acquisition of real property on which the borrower ultimately intends to construct single-family homes or commercial buildings. Such loans typically include payments for initial site work, feasibility and usage studies, legal fees, interest and other pre-development expenses. Interest only is payable on these loans until maturity.

At December 31, 1995, loans secured by multi-family residential properties, commercial real estate and land totaled $104.3 million, or 25.7% of the Bank's loan portfolio, compared to $106.8 million, or 25.0% of the Bank's loan portfolio, at December 31, 1994.

The Bank's underwriting practices with respect to commercial real estate and multi-family residential loans are intended to ensure that the property securing the loan will generate sufficient cash flow to cover operating expenses and debt service payments. On land loans, the Bank looks primarily to the location and salability of the property and the creditworthiness of the borrower to ensure the repayment of the loan. In the case of multi-family residential and commercial real estate mortgage loans, the Bank also reviews operating histories and projections of the borrower. Citizens' practice is to inspect each property before issuing a loan commitment and to require the personal guarantee of the borrower's principals.

Loans secured by land, multi-family residential and commercial properties involve significantly greater risks than single-family residential mortgage loans. Because the payment experience of loans secured by such property is often dependent upon the successful operation or management of the security property, or, in the case of land loans, the ultimate development or sale of the property, repayment of the loan may be subject, to a greater extent, to adverse conditions in the real estate market or the economy than is generally the case with single-family residential mortgage loans. The commercial real estate business is cyclical and subject to downturns, overbuilding and local economic conditions. The Bank seeks to minimize these risks in a variety of ways, including adherence to strict underwriting standards and originating loans using property located within its market area as collateral. The economic recession during the early 1990's and its impact on the local real estate market and borrowers' ability to repay loans had a significant adverse effect on the Bank's portfolio of construction and non-residential loans. As a result, the Bank reduced the volume of construction and non-residential real estate loan originations. Since construction and non-residential real estate loans typically provide for a higher rate of return than residential mortgage loans, this reduction had a negative impact on the Bank's net interest income. See "Nonperforming Assets".


Non-residential real estate loans by savings institutions are limited to 400% of total capital (approximately $168.0 million at December 31, 1995 for the Bank). The Bank's non-residential real estate loans amounted to $84.4 million at December 31, 1995.

Consumer and Corporate Loans. The Bank offers loans secured by deposit accounts, other consumer loans (including automobile and recreational vehicle loans, boat loans, personal unsecured loans, unsecured line of credit loans and overdraft protection on checking accounts) and corporate loans. Corporate loans include working capital line of credit loans and equipment loans. Citizens intends to increase such non-mortgage lending activities in the future. Office of Thrift Supervision ("OTS") regulations generally permit Federally chartered savings institutions to originate secured and unsecured consumer loans comprising up to 30% of the institution's assets. Federally chartered savings institutions are authorized to invest up to 10% of their assets in commercial (corporate) loans in accordance with applicable Federal regulations. The Bank was in compliance with these limitations at December 31, 1995. At December 31, 1995, non-real estate consumer and corporate loans totaled $32.3 million, or 7.4% of the Bank's assets, compared to $21.3 million, or 5.0% of the Bank's assets, at December 31, 1994.

Loan Maturities and Rate Sensitivity. See Note 3 to the Consolidated Financial Statements for the composition of the Bank's loan portfolio. The following table sets forth certain information at December 31, 1995 as to maturities within the Bank's loan portfolio, and is based on scheduled repayments. Loans which "roll over" at maturity were amortized over the original amortization period. Loans which were past maturity were assumed to repay within one year.


                                       After 1 Year
                              Within      Within     After
                              1 Year     5 Years   5 Years    Total

Loan Maturities
  Residential mortgage ....   $  9,625   $ 24,553   $196,137   $230,315
  Construction loans ......     20,323     15,732          _     36,055
  Commercial real estate ..     19,227     14,818     50,943     84,988
  Home equity and second
    trust .................      2,312      3,297     50,363     55,972
  Consumer non-real estate       5,101      4,122      8,943     18,166
  Corporate non-real estate        544        591     12,952     14,087
                                   ---        ---     ------     ------
    Total loans ...........   $ 57,132   $ 63,113   $319,338   $439,583
                              ========   ========   ========   ========
Rate Sensitivity
  Fixed-rate ..............   $ 25,911   $ 21,639   $ 71,238   $118,788
  One-step ................      1,059      7,473     99,571    108,103
  Adjustable-rate .........     30,162     34,001    148,529    212,692
                                ------     ------    -------    -------
    Total loans ...........   $ 57,132   $ 63,113   $319,338   $439,583
                              ========   ========   ========   ========

Loan Activities. The following table sets forth the Bank's loan activities for the periods indicated.


                                             Year ended December 31,

                                        1995         1994             1993

Originations:
  Permanent mortgage .............   $  33,282    $ 108,159      $  80,684
  Construction _ residential .....       7,689       14,680         12,072
  Land loans .....................       1,055          167            515
  Home equity loans ..............      37,825       21,835         22,446
  Consumer loans .................      16,378       14,073         12,381
  Corporate loans ................      17,241        8,235          7,084
                                       -------      -------        -------
    Total loans originated .......     113,470      167,149        135,182
                                       =======      =======        =======
Purchases: .......................          22        1,075(a)       3,046(a)
                                       -------      -------        -------
Principal reductions:
  Loan principal repayments ......      95,779       99,814        116,743
  Loans sold .....................          36            _              _
  Loans transferred to real estate
    owned ........................       6,244        6,553          7,893
  Loans transferred to held for
    sale .........................      25,275            _              _
                                       -------      -------        -------
    Total loans repaid, sold and
      transferred ................     127,334      106,367        124,636
                                       -------      -------        -------
Increase (decrease) in gross loans
  receivable .....................    $(13,842)    $ 61,857       $ 13,592
                                      ========     ========       ========


(a) Loans purchased in 1994 and 1993 include adjustable-rate loans amounting to $1.1 million and $1.9 million, respectively, which had been securitized and which were converted to fixed-rate loans. Under terms of the securitization, the Bank was required to repurchase these loans upon their conversion to a fixed-rate loan and can, at its option, resecuritize them into fixed-rate securities.


Residential loan originations are attributable primarily to walk-in customers and referrals from real estate brokers and builders. Other real estate-secured loan originations are obtained primarily from builders who have previously borrowed from the Bank and, to a lesser extent, by direct solicitation of area builders and referrals from area brokers or builders. Mortgage loan originations decreased in 1995 due to increasing interest rates and management's decision to invest in securities instead of loans. In addition to the loan originations in the above table, FCMC originated $37.1 million for resale in 1995 compared to $28.7 million in 1994.

Interest rates and origination fees charged on loans originated by the Bank are generally competitive with other mortgage loan originators in its primary market area. Pursuant to loan approval limits set by the Bank's Board of Directors, all loan applications are approved either by designated officers of FCMC or the Bank and by the Board of Directors.


OTS regulations do not establish a loan-to-value limit on mortgage loans secured by 1-4 family dwellings. The Bank generally limits the maximum loan-to-value ratio on single-family conventional loans to 95%. Private mortgage insurance is generally required on home loans with loan-to-value ratios in excess of 80%. Permanent loans on multi-family residential properties, commercial real estate and land generally are made with loan-to-value ratios of 80% or less.


All property securing real estate loans made by the Bank or FCMC is appraised by the staff appraiser or independent appraisers approved by the Board of
Directors. On all real estate loans, the Bank requires the borrower to obtain title, fire and extended casualty insurance and, where appropriate, flood insurance. In the case of construction loans, builders' risk, workers' compensation, liability and indemnity insurance must be obtained. Liability and indemnity coverage is also required on land loans.


Under Federal and state environmental laws, lenders may be liable for the costs of cleaning up hazardous materials found on security properties. Environmental contamination may render the security property unsuitable for residential use or substantially reduce the property's value. The Bank attempts to control its exposure to environmental risks by, among other things, obtaining certification as to known environmental risks and requiring documentation of cleanup efforts and environmental studies as appropriate. No assurance can be given, however, that the value of properties securing loans in the Bank's portfolio will not be adversely affected by the presence of hazardous materials or that future changes in Federal or state laws will not increase the Bank's exposure to liability for environmental cleanup.


The Bank issues commitments to prospective borrowers to make loans subject to various conditions. With respect to single-family residential loans, it is the Bank's policy to make 75-day commitments to lend at the interest rate quoted to the borrower at the time of application. The Bank generally makes 30- to 60-day commitments on non-residential real estate loans. At December 31, 1995, the Bank had $21.2 million of loan origination commitments outstanding, primarily for variable-rate loans.


Purchase and Sale of Loans and Loan Servicing. From time to time, the Bank has purchased whole loans and loan participations. See "Loan Activities" for information regarding the dollar amount of loans purchased during 1995, 1994 and 1993. At December 31, 1995, purchased loans and loan participations serviced by others totaled $.3 million, or .1% of the Bank's total loan portfolio.

Historically, substantially all 30-year fixed-rate loans made by FCMC have been originated subject to 60- to 90-day forward commitments to sell at prices which will yield profits of 1.5% to 2.5% per loan. These loans have been sold on a servicing-released basis. At December 31, 1995, loans sold with unelapsed recourse provisions amounted to $10.6 million.


Only loans which were originated for resale were sold in 1994 and 1993. In addition, the Bank also sold one loan at the request of the borrower during 1995. The Bank had commitments to sell $3.7 million of loans at December 31, 1995. During 1995, the Bank transferred $25.1 million, net, of 30-year fixed-rate loans to held for sale and, in February 1996, signed a commitment to sell these loans.

The following table sets forth information as to the Bank's loan servicing portfolio, net, at the dates shown.

                                               At December 31,
                                   1995          %           1994          %
Serviced and owned by the Bank:
  Loans .......................   $456,092      78.6%      $446,467       87.5%
  Mortgage-backed securities ..     10,895       1.9         18,465        3.7
                                    ------       ---         ------        ---
    Total serviced and owned
      by the Bank .............    466,987      80.5        464,932       91.2
Serviced for others ...........    112,273      19.5         44,799        8.8
                                   -------      ----         ------        ---
  Total loans and mortgage-
    backed securities serviced    $579,260     100.0%      $509,731      100.0%
                                  ========     =====       ========      =====

Loans serviced for others increased in 1995 because the Montgomery County Housing Opportunity Commission has hired the Bank to service all of its residential first mortgage loans.

Information concerning the Bank's loan servicing income on loans serviced for others, net, is summarized in the following table for the periods indicated.


                                                  Year ended December 31,

                                                1995       1994       1993


Gross loan servicing income during the year...   $349       $351       $538
Gross servicing spread during the year (a)....    .38%       .50%       .54%
Loan servicing income expressed as a
  percentage of net interest income before
  (recovery of) provision for loan losses ....   1.97       2.01       3.10

(a)     Based on beginning and end-of-period balances.

Fee Income from Lending Activities. In addition to interest earned on loans, the Bank receives fees for originating loans and may charge for making loan commitments. Loan origination and commitment fee income can be volatile because it is primarily dependent upon the volume of loan originations. Such income is also affected by the type of loans and commitments made and by competitive and economic conditions. In addition to origination and commitment fees, the Bank charges fees for late payments and for related miscellaneous services. Income realized from these activities can vary significantly with the volume and type of loans in the portfolio.

The Bank recognizes all nonrefundable loan and commitment fees, net of direct origination costs, into income over the life of the related loan as a yield adjustment. Nonrefundable loan and commitment fees, net of direct costs, are generally recognized over the adjustment period on adjustable-rate loans in order to recognize a level yield on these loans over their lives.

Usury Limitations. There are, in general, no Federal or Maryland usury limitations currently applicable to the origination by the Bank of: (i) first lien residential real estate loans, (ii) any loans made to a corporation, (iii) commercial loans in excess of $15,000 not secured by residential real property or (iv) commercial loans in excess of $75,000 secured by residential real property. An interest ceiling of 24% simple interest per year is generally applicable to other types of loans originated by the Bank.

Nonperforming  Assets.  The following  table sets forth the amount of the Bank's
nonperforming   assets,   by  category,   past  due  loans  and  troubled   debt
restructurings at the dates indicated.

Nonperforming assets

                                                                At December 31,

                                              1995         1994        1993         1992           1991

Nonperforming loans:
  Nonaccrual loans:
    Construction loans:
      Residential .......................   $      _     $      _     $  2,069     $  2,663     $  3,981
      Commercial real estate ............          _       10,288          939        3,304       12,383
      Land acquisition and development ..          _            _        4,523       11,601       10,443
      Land ..............................          _            _        3,177        3,124        3,048
                                            --------     --------     --------     --------     --------
        Total construction loans ........          _       10,288       10,708       20,692       29,855
    Residential .........................        315          171          803        1,547        1,127
    Commercial real estate ..............      2,266            _           _-            _            _
    Consumer ............................          _            5           16           36           57
    Corporate ...........................        186          354           57           51            _
                                            --------     --------     --------     --------     --------
        Total nonaccrual loans ..........      2,767       10,818       11,584       22,326       31,039
  Accruing loans past due 90 days or more          _            _        3,087            _            _
                                            --------     --------     --------     --------     --------
    Total nonperforming loans ...........      2,767       10,818       14,671       22,326       31,039
Real estate owned (a) (b) ...............     14,244       16,408       30,670       37,896       39,045
                                            --------     --------     --------     --------     --------
Total nonperforming assets, gross .......     17,011       27,226       45,341       60,222       70,084
  Specific loss allowances ..............     (1,915)      (2,521)      (5,217)      (4,308)      (2,865)
                                            --------     --------     --------     --------     --------
Total nonperforming assets, net .........   $ 15,096     $ 24,705     $ 40,124     $ 55,914     $ 67,219
                                            ========     ========     ========     ========     ========
Total nonperforming assets, net, as a
  percentage of total assets ............        2.5%         4.4%         7.7%        10.3%        12.2%
                                            ========     ========     ========     ========     ========
Total loss allowances as a percentage of
  total nonperforming assets, gross .....       50.5%        34.3%        33.2%        21.4%        16.6%
                                            ========     ========     ========     ========     ========
Troubled debt restructurings, net .......   $  5,475     $  2,813     $ 17,642     $ 19,078     $ 15,043
                                            ========     ========     ========     ========     ========
Performing loans greater than  90 days
   past maturity ........................   $  1,972     $     59     $  1,375     $    609     $ 29,217
                                            ========     ========     ========     ========     ========

(a) See Note 4 to the Consolidated Financial Statements for an analysis of real estate owned by type of property.


(b) Real estate owned includes $2.5 million, $3.1 million, $6.9 million, $6.7 million and $4.7 million of capitalized costs at December 31, 1995, 1994, 1993, 1992 and 1991, respectively.

During 1995, the Bank's nonperforming assets, net, decreased by $9.6 million. The primary causes of the decrease were sales of real estate owned properties amounting to $11.5 million and repayments, net, of $1.2 million on nonaccrual loans. Offsetting increases include costs capitalized on several real estate projects and nine new nonperforming loans amounting to $1.8 million. During 1995, the Bank provided $3.3 million in loans at market rates to borrowers who purchased real estate owned.

At December 31, 1994, nonaccrual loans included a $9.3 million acquisition and development loan originated in 1986 and secured by 230 acres of commercial and residential land in Frederick County, Maryland. Infrastructure development is complete but sales have been slow and the borrower was unable to keep the interest payments current. The loan was restructured in September 1991 to allow the borrower to pay $10,000 of the current monthly interest payment and defer the remaining interest. The borrower became delinquent during the last half of 1994 and was placed on nonaccrual status at September 30, 1994. During April 1995, the Bank received $.8 million in proceeds from the sale by the borrower of one of the commercial land lots. These monies were applied to reduce the outstanding principal balance of the loan. During May 1995, the loan was restructured and the Bank received lots with a fair value of $6.0 million in lieu of cash payment. During November 1995, the Bank received $.4 million from the sale of a second commercial lot. The remaining $2.6 million loan is to be repaid by May 1997. This loan is non-interest-bearing and is recorded as a troubled debt restructuring at December 31, 1995. Troubled debt restructurings at December 31, 1995 also included a commercial real estate loan amounting to $2.9 million, net. At December 31, 1995, performing loans greater than 90 days past principal maturity included a $1.8 million land loan. The loan was extended during the first quarter of 1996.

The  Financial  Institutions  Reform,  Recovery  and  Enforcement  Act  of  1989
("FIRREA") significantly reduced the dollar amount of loans that savings institutions may make to a single or related group of borrowers. Real estate owned at December 31, 1995 includes a total of $11.9 million (five projects) in various stages of development where the borrowers had loans outstanding to the Bank in excess of the Bank's post-FIRREA loans-to-one-borrower limit. In many cases, the Bank was required to take these properties into real estate owned because the loan matured and the Bank was unable, as a result of the FIRREA loans-to-one-borrower limits, to disburse additional funds to the borrower to complete the project. In some cases, the Bank is expending additional monies for the development of certain real estate properties to facilitate their sale. See
Note 3 to the Consolidated Financial Statements for a discussion of grandfathered loans in excess of the loans-to-one-borrower limits.


In addition to the nonperforming assets described above, as of December 31, 1995, there were three loans, amounting to $4.1 million, with respect to which known information about the possible credit problems of the borrowers or the cash flows of the security properties has caused management to have serious doubts as to the ability of the borrowers to comply with the present loan repayment terms and which may result in the future inclusion of such loans in nonperforming assets.

The Bank regularly (at least quarterly) classifies its assets in accordance with applicable regulations. On the basis of such review, the following assets were classified at the dates indicated. The following table includes all of the nonperforming assets and troubled debt restructurings included in the previous table.


                             Year ended December 31,

                              1995      1994       1993

Substandard ..............   $20,446   $30,379   $61,515
Doubtful .................       186       354       539
Loss .....................     2,387     2,999     6,580
                               -----     -----     -----
                              23,019    33,732    68,634
  Specific loss allowances    (2,387)   (2,999)   (6,580)
                              ------    ------    ------
Classified assets, net ...   $20,632   $30,733   $62,054
                             =======   =======   =======

The Bank also identifies assets which possess credit deficiencies or potential weaknesses deserving management's close attention as "special mention". These assets totaled $25.3 million at December 31, 1995 compared to $23.9 million at December 31, 1994 and $26.2 million at December 31, 1993.

Investment Activities

Federally chartered associations have authority to invest in various types of liquid assets, including short-term United States Treasury obligations, securities of various Federal agencies, certain certificates of deposit at insured banks and savings and loan associations, certain bankers' acceptances and federal funds. Subject to various restrictions, Federally chartered associations may also invest a portion of their assets in commercial paper, corporate debt securities and in certain kinds of mutual funds. The Bank has maintained its liquid assets at levels above the minimum requirements imposed by Federal Deposit Insurance Corporation ("FDIC") regulations and at levels believed adequate to meet requirements of normal business activities. See Part II _ Item 7, "Management's Discussion and Analysis _ Liquidity and Capital Resources".


The Bank increases or decreases its liquid investments depending upon the availability of funds and comparative yields on other investments in relation to its return on loans. The Bank's investments primarily include overnight funds, United States Treasury and Federal agency obligations and certain mortgage-backed securities. Mortgage-backed securities are liquid investments generally secured by pools of government-insured or government-guaranteed fixed-rate or adjustable-rate 1-4 family mortgage loans. The payment of interest and principal on such loans is passed through to security holders after deducting a servicing fee. See Note 2 to the Consolidated Financial Statements for information on the type, carrying value, estimated fair value, gross unrealized holding gains, gross unrealized holding losses, scheduled maturities and weighted average yields of the Company's investment securities portfolio.

Sources of Funds

General. The Bank's primary sources of funds are deposits and loan principal payments received in connection with normal loan amortization and loan prepayments. The Bank supplements these funds by obtaining FHLB advances and other borrowings. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by prevailing interest rates and general economic conditions. Borrowings may be used on a short-term basis to compensate for reductions in normal sources of funds or on a longer-term basis to support expanded lending activities. See Part II _ Item 7, "Management's Discussion and Analysis _ Liquidity and Capital Resources".


Deposit Activities. The Bank offers a variety of deposit products currently ranging from transaction accounts to certificates with maturities of up to seven years. The Bank's deposits are primarily derived from the areas where its 14 branch offices are located, with its 13 Montgomery County branch offices comprising 95.3% of its deposits. There were no brokered deposits at any time during 1995. The Bank collects penalties for early withdrawal of funds on certain certificates of deposit.


Deposits increased by $30.1 million, or 6.6%, during the year ended December 31, 1995, after including interest credited of $20.3 million. During 1994, deposits increased $20.8 million, or 4.8%, after including interest credited of $16.1 million.

The Bank prices its deposits to take advantage of opportunities for profitable investment of the funds through its regular lending activities. Interest rates are primarily based on prevailing market conditions and the Bank's need for funds. Interest rates paid by the Bank generally are competitive with the rates offered by other institutions in its primary market area. The Bank continues to emphasize checking and money market demand accounts and short-term deposits in an effort to build its relationships with its customers.

See Note 6 to the Consolidated Financial Statements for the amounts and maturities of certificate accounts by interest rate category. See Part II _ Item 7, "Management's Discussion and Analysis _ Yield Analysis" for average balances of money market accounts and certificates of deposit.

At December 31, 1995, maturities on certificates of deposit of more than $100,000 were as follows:


Within three months ........................   $ 5,883
After three months but within six months ...     3,640
After six months but within twelve months ..     9,032
After twelve months ........................    11,446
                                                ------
                                               $30,001
                                               =======
Borrowings. The FHLB System functions in a reserve credit capacity for savings institutions and certain other home financing member institutions. As a member of the FHLB System, the Bank is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of such stock, selected home mortgages and specific other assets, provided certain creditworthiness standards have been met. See "Regulation _ Federal Home Loan Bank System". At December 31, 1995, the Bank had total borrowings outstanding of $75.1 million, of which $64.3 million were fixed-rate advances and $10.8 million were variable-rate advances. See Note 7 to the Consolidated Financial Statements for information as to highest and average balances, interest rates and maturities.

Service Corporation Activities

Federal regulations permit a Federally chartered savings institution to invest up to 2% of its assets in subsidiary service corporations engaged in certain activities, and an additional 1% of its assets when the additional funds are used primarily for community, inner-city or community development purposes. As of December 31, 1995, the Bank's investments in and advances to its non-real estate owned salvage service corporations amounted to $4.1 million and represented .7% of the Bank's total assets. In addition, OTS regulations authorize Federally chartered savings institutions which meet minimum regulatory capital requirements to invest up to an additional 50% of regulatory capital in conforming loans to service corporations. At December 31, 1995, conforming loans to service corporation subsidiaries totaled $2.6 million, or 6.1% of regulatory capital.

Investments in and advances to the real estate owned salvage subsidiary totaled $13.0 million at December 31, 1995.

The Bank has five service corporation subsidiaries: First Citizens Development Corporation ("FCDC"), First Citizens Mortgage Corporation ("FCMC"), First Citizens Corporation ("FCC"), First Citizens Insurance Agency, Inc. ("FCIA") and First Citizens Securities Corporation ("FCSC"). The principal activity of FCDC, which commenced operations in 1974, was real estate investment and development. FCMC, which began operations in 1979, engages in the origination and sale of residential mortgage loans. See "Lending Activities". FCC, which was activated in 1991, manages real estate owned. FCIA, which began operations in 1974, offers annuities and mortgage life, accidental death and health and accident insurance to the Bank's customers. FCSC is presently inactive.

Employees

At December 31, 1995, the Company had 173 full-time employees and 19 part-time employees, none of whom were represented by a collective bargaining group. Employee benefits include the Bank's pension and 401(k) plans, and life and health insurance. Management considers its relations with its employees to be excellent.

Competition

The Bank experiences substantial competition in attracting and retaining deposits and in making mortgage and other loans. The primary factors in competing for deposits are interest rates, the quality and range of financial services offered, convenience of office locations, office hours and automatic teller machines. Competition for deposits comes primarily from other financial institutions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees and the quality and range of lending services offered. Competition for origination of first mortgage loans comes primarily from other financial institutions, mortgage banking firms and insurance companies. Federal legislation has removed most state law barriers to interstate acquisitions of banks and will ultimately permit multi-state banking operations to merge into a single bank. Although savings institutions, such as the Bank, already have similar authority, enactment of this legislation is expected to increase marketplace competition for the Bank.

Regulation

General. As a savings and loan holding company, the Company is subject to regulation, examination, supervision and reporting requirements by the OTS. Certain of these regulatory requirements are referred to below or appear elsewhere herein. As a Federal savings bank, the Bank is subject to extensive regulation, examination, supervision and/or reporting requirements by the OTS, the FDIC and the Board of Governors of the Federal Reserve System. The Bank's primary regulator is the OTS. This supervision and regulation is intended primarily for the protection of depositors.

Regulatory Capital Requirements. Savings banks must satisfy three different capital requirements. Savings banks must maintain "tangible" capital of at least 1.5% of adjusted total assets, "core" capital of at least 4.0% of adjusted total assets under the OTS' prompt corrective action regulations and risk-based capital of at least 8.0% of "risk-weighted" assets. The first two ratios measure the extent to which the Bank has leveraged its capital assets. The last ratio measures capital based on the risks associated with the Bank's assets. The risk-based capital rules specify four categories of asset or commitment risk, with each being assigned a weight of 0% through 100%, depending upon the risk involved.

A reconciliation of the Bank's capital, computed using generally accepted accounting principles ("GAAP"), to regulatory capital as of December 31, 1995 follows:


        Tangible        Core    Risk-based
                                     Capital       Capital(a)       Capital

GAAP capital ......................   $37,190       $37,190         $37,190
Additional capital item _ general
  valuation allowances on loans (b)         _             _           4,815
                                      -------       -------         -------
Regulatory capital _ actual .......    37,190        37,190          42,005
Minimum capital requirement .......     9,110        24,293          30,741
                                      -------       -------         -------
Excess regulatory capital .........   $28,080       $12,897         $11,264
                                      =======       =======         =======


Regulatory capital _ actual ratio .       6.1%          6.1%           10.9%
Minimum capital requirement ratio .       1.5           4.0              8.0
                                      -------       -------         -------
Excess regulatory capital ratio ...       4.6%          2.1%             2.9%
                                      -------       -------         -------

(a) Under current OTS capital regulations, the minimum core capital requirement is 3.0%. Under the OTS "Prompt Corrective Action" regulations, the minimum core capital requirement to be considered "adequately capitalized" is 4.0%.

(b)  Limited to 1.25% of risk-weighted assets.

No portion of the Bank's net deferred tax asset ($2.3 million at December 31, 1995) was required to be deducted for regulatory capital purposes.


Capital requirements higher than the generally applicable minimum requirements may be established for a particular savings association if the OTS determines that the savings association's capital is or may become inadequate in view of its particular circumstances. Under OTS regulations, any savings association that fails to meet any one of the capital requirements must file a capital plan with the OTS addressing, among other things, the manner in which the association will increase its capital to comply with all applicable capital standards. Further, the failure by a savings association to materially comply with an approved capital plan constitutes an unsafe or unsound practice.

The Office of the Comptroller of the Currency and the FDIC have more stringent core capital requirements which require that the most highly rated banks have a minimum core capital ratio of 3.0%, with an additional 100 to 200 basis point cushion required for all other banks as established by the regulator on a case-by-case basis. The OTS has proposed that only those savings associations rated a composite "1" (the highest rating) under the Federal regulators' rating system for savings institutions will be permitted to operate at or near the regulatory minimum leverage ratio of 3.0%. All other savings institutions would be required to maintain a minimum leverage ratio of 3.0% plus at least an additional 100 to 200 basis points. The OTS has not taken final action on the proposal. At December 31, 1995, the Bank had a core capital ratio (as defined) of 6.1%.

In August 1993, the OTS issued a final rule which adds an interest rate component to the OTS risk-based capital requirements. Savings institutions will be required to incorporate interest rate risk ("IRR") into their risk-based capital calculation when OTS concludes testing of its appeals process. Based upon financial data as of December 31, 1995, management believes that compliance with the new IRR will not have a material impact on the Bank's risk-based capital position.

Prompt Corrective Action. The prompt corrective action regulations of the Federal Deposit Insurance Corporation Improvement Act of 1991 define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". Institutions categorized as "undercapitalized" or worse are subject to certain restrictions.

To be considered "well capitalized", an institution must generally have a leverage ratio of at least 5%, a ratio of core capital to risk-weighted assets of at least 6% and a total risk-based capital ratio of at least 10%. To be considered "adequately capitalized", an institution must generally have a leverage ratio of at least 4%, a ratio of core capital to risk-weighted assets of at least 4% and a total risk-based capital ratio of at least 8%. At December 31, 1995, the Bank had a leverage ratio of 6.1%, a ratio of core capital to risk-weighted assets of 9.7% and a risk-based capital ratio of 10.9% and was considered "well capitalized".


Qualified Thrift Lender Requirement. In order for the Bank to exercise the powers granted to Federally chartered savings associations and maintain full access to FHLB advances, and in order for the Company to continue to engage in the activities currently authorized for unitary savings and loan holding companies, the Bank must maintain 65% of its assets in certain investments and otherwise qualify as a "qualified thrift lender" ("QTL"). Any savings association that fails to meet the QTL test must either convert to a bank charter (but must retain its Savings Association Insurance Fund ("SAIF") insurance until its conversion to Bank Insurance Fund membership), or limit its future investments and activities (including branching and payment of dividends) to those permitted for both savings associations and national banks. At December 31, 1995, the Bank was in compliance with the QTL test.

Liquidity. Under OTS regulations, savings associations are required to maintain certain average daily balances of liquid assets, as defined. This liquidity requirement may be changed from time to time by the Director of the OTS to any amount within the range of 4% to 10% and currently is 5%. OTS regulations also require each savings association to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of the average daily balance of its net withdrawable deposits and short-term borrowings. At December 31, 1995, the Bank was in compliance with these liquidity requirements.

Loans-to-One-Borrower Limitations. Federal law requires that loans and extensions of credit to a person outstanding at one time and not fully secured may not exceed 15% of the unimpaired capital and surplus of the Bank. Loans and extensions of credit fully secured by readily marketable collateral (as defined) may compose an additional 10% of unimpaired capital and surplus. Higher limits may be available in certain circumstances. See Note 3 to the Consolidated Financial Statements for a discussion of the limits and the amount and number of loans in excess of these limits.

Insurance of Deposits. The Bank's deposits are insured by the SAIF up to a maximum of $100,000 for each insured depositor. The FDIC has adopted a risk-based assessment system under which all insured institutions are placed into one of nine categories and assessed insurance premiums, ranging from .23% to .31% of deposits, based upon their level of capital and supervisory evaluation. Insurance of deposits may be terminated by the FDIC after notice and hearing in certain circumstances. The Bank is not aware of any activity or condition that is likely to result in a termination or suspension of its deposit insurance.

The United States Congress is considering legislation regarding Federally insured banks and thrifts which would, among other things, impose a one-time assessment in order to recapitalize the SAIF. See Note 10 to the Consolidated Financial Statements.


Interstate Acquisitions and Branching. The OTS' statement of policy on branching by Federally chartered savings institutions permits a Federal association to branch into any state or states of the United States and its territories, except as otherwise prohibited under Federal law. This policy statement expressly preempts any contrary state law.

Federal Home Loan Bank System. The Bank, as a member of the FHLB of Atlanta, is required to own shares of capital stock in that FHLB. At December 31, 1995, the Bank was in compliance with this requirement. The FHLB of Atlanta acts as a central credit facility for its member institutions. The maximum amount which the FHLB of Atlanta will advance fluctuates from time to time and generally is reduced by borrowings from any other source. Long-term advances may be made only for the purposes of providing funds for residential housing finance. See "Qualified Thrift Lender Requirement".


Federal Reserve System. Federal Reserve Board reserve requirements are imposed on all depository institutions that maintain transaction accounts or nonpersonal time deposits. As of December 31, 1995, the Bank met its reserve requirements. Savings associations have authority to borrow from the Federal Reserve Bank "discount window". Federal Reserve regulations require savings associations to exhaust all FHLB sources before borrowing from the Federal Reserve System.

Safety and Soundness Regulations. During 1995, the OTS, along with the other Federal banking agencies, adopted safety and soundness guidelines relating to
(i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate exposure; (v) asset growth and (vi) compensation and benefit standards for officers, directors, employees and principal shareholders. Pursuant to such guidelines, the Bank is required to establish and maintain a system to identify problem assets and prevent deterioration of those assets in a manner commensurate with its size and the nature and scope of its operations. The Bank also must establish and maintain a system to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves in a manner commensurate with its size and the nature and scope of its operations. An institution or holding company not meeting one or more of the safety and soundness standards would be required to file a compliance plan with the appropriate Federal banking agency.

Activities of Subsidiaries. Savings associations seeking to establish a new subsidiary, acquire control of an existing company (after which it would be a subsidiary), or conduct a new activity through a subsidiary, are required to provide 30 days' prior notice to the FDIC and the Director of the OTS and to conduct any activities of the subsidiary in accordance with regulations and orders of the Director of the OTS.


Savings and Loan Holding Company Regulations. The Company is a savings and loan holding company subject to OTS regulations, examinations, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in its dealings with the Company and with other companies affiliated with the Company and is also subject to regulatory requirements and provisions as a Federal savings bank.

Regulatory Restrictions on the Payment of Dividends by the Bank to the Company. The OTS has adopted a regulation that establishes uniform treatment for all capital distributions by savings associations (including dividends, stock repurchases and cash-out mergers). Institutions that either before or after a proposed capital distribution fail to meet their then-applicable minimum capital requirements may not make any capital distributions, except with prior OTS approval. OTS regulations require SAIF-insured institutions owned by a holding company to give the OTS 30 days' advance notice of any proposed declaration of dividends.

Taxation

Federal. The Company, on behalf of itself and the Bank, files a calendar year Federal income tax return and reports income and expenses using the accrual method of accounting.

Savings institutions are generally taxed in the same manner as other corporations. Additionally, qualifying savings institutions, such as the Bank, are allowed to establish a reserve for bad debts and, for each tax year, are permitted to deduct additions to that reserve for losses on "qualifying real property loans" using the more favorable of two alternative methods: (i) a method based on the institution's actual loss experience (the "experience method") or (ii) a method based on a specified percentage of the institution's taxable income (the "percentage of taxable income method").

Under the percentage of taxable income method, a qualifying institution may deduct up to 8% of its taxable income, after certain adjustments and subject to certain limitations. The net effect of the percentage of taxable income method deduction is that the maximum effective Federal income tax rate is generally 31.28%. The Company's actual effective tax rate (state and Federal) was 32.6% in 1995, 31.8% in 1994 and 25.2% in 1993. Under the experience method, a savings institution is permitted to deduct an amount based on average loan losses over the current and previous five years. In 1995, 1994 and 1993, the Company elected to use the experience method bad debt deduction.

The amount of the bad debt deduction that a savings institution may claim is subject to certain limitations. As of December 31, 1995, the Bank does not expect that these restrictions will limit the amount of its otherwise allowable bad debt deduction.



The Bank's cumulative book allowance for loan losses exceeded its cumulative tax bad debt reserves by $2.9 million. In certain circumstances, if the Bank makes distributions to the Company that are considered to result in withdrawals from that excess bad debt reserve, then the amounts considered to be withdrawn will be included in the Bank's taxable income. The amount considered to be withdrawn by a distribution will be the amount of the distribution plus the amount necessary to pay the tax with respect to the withdrawal. Distributions in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation of the Bank will be considered to result in withdrawals from its bad debt reserves.

Beginning in 1993, the Company adopted an asset and liability approach for financial accounting and reporting for income taxes, in accordance with Statement of Financial Accounting Standards No. 109.

Net operating losses of savings institutions may be carried back three years and forward 15 years.

Depending on the composition of its items of income and expense, a savings institution may be subject to the alternative minimum tax. Savings institutions must pay an alternative minimum tax equal to the amount (if any) by which 20% of its alternative minimum taxable income ("AMTI"), as reduced by an exemption varying with AMTI, exceeds the regular tax due. AMTI equals regular taxable income, increased or decreased by certain adjustments, and increased by certain tax preferences. The Bank does not expect that it will be required to pay an alternative minimum tax for 1995.


The Company's Federal income tax returns for 1992, 1993 and 1994 are currently under examination by the Internal Revenue Service.

State. Maryland imposes a franchise tax on mutual and stock savings banks that subjects the Maryland net earnings of such savings banks to a 7% tax. Maryland net earnings is substantially similar to Federal taxable income, with adjustments for items such as interest income on obligations of any state or political subdivision thereof.


Item 2. Properties

The Company neither owns nor leases any real property. For the present, it uses the premises, equipment and furniture of the Bank without direct payment of any rental fees to the Bank.

The corporate offices of the Bank, and four of its five subsidiaries, are located at 22 Firstfield Road, Gaithersburg, Maryland 20878. In addition to its corporate offices, the Bank conducted business at December 31, 1995 through 14 other offices, and, through FCMC, one additional office. The Bank and FCMC lease two offices which are totally sublet. Seven offices are owned and the remaining eleven are leased, with expiration dates on the leases ranging from 1997 to 2003. All but two offices are located in Montgomery County, Maryland. The remaining two offices are in Frederick County, Maryland. The Bank is attempting to sell its former headquarters building and lease back the Bank's branch office located therein. As of December 31, 1995, the net book value of owned offices was $1.5 million and the net book value of leasehold improvements was $.1 million.

The Bank owns computers, peripheral equipment and terminals which are used for the purpose of providing data processing services to Citizens. The net book value at December 31, 1995 of such equipment was $.6 million.


Item 3. Legal Proceedings

The Bank is a party to certain litigation incidental to its business, including foreclosure actions. At December 31, 1995, the Company was involved in various other claims and legal actions arising in its business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company's management, after consulting with the Company's legal counsel, the ultimate disposition of these matters is not expected to have a material adverse impact on the Company's consolidated financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the fiscal year to a vote of the Company's stockholders, through the solicitation of proxies or otherwise.


PART II

Item 5. Market for Registrant's  Common Equity and Related  Stockholder  Matters

Information required by this item is set forth on page 1 hereof.

Item 6. Selected Financial Data

Information required by this item is set forth on pages 8 and 9 hereof.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Information required by this item is set forth on pages 10 through 17 hereof.

Item 8. Financial Statements and Supplementary Data

Information required by this item is set forth on pages 18 through 38 hereof.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On March 16, 1995, the Company appointed Arthur Andersen LLP, independent certified public accountants, as the Company's independent auditors for 1995. KPMG Peat Marwick LLP had been the Company's independent auditors. KPMG Peat Marwick's reports on the Company's financial statements for 1994 and 1993 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to retain Arthur Andersen LLP and not to re-hire KPMG Peat Marwick was recommended by the Audit Committee of the Board of Directors, and was based upon bids received from those firms.

During the Company's two most recent fiscal years and any subsequent interim period preceding the change in independent auditors, there were no disagreements with KPMG Peat Marwick on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company did not, during its two most recent fiscal years and any subsequent interim period prior to engaging Arthur Andersen LLP, consult that firm regarding (i) either
(a) the application of accounting principles to a specific transaction, either completed or proposed, or (b) the type of audit opinion that might be rendered on the Company's financial statements; or (ii) any matter that was either the subject of a disagreement with KPMG Peat Marwick or a "reportable event" (as defined in SEC regulations).

PART III

Item 10.        Directors and Executive Officers of the Registrant

Information regarding directors of the Company is omitted from this Report, as the Company intends to file its definitive annual meeting proxy statement within 120 days after the end of the Registrant's fiscal year. The information to be included therein regarding directors and executive officers of the Company is incorporated herein by reference to the sections entitled "Information as to Nominees and Other Directors" and "Other Executive Officers".

Item 11.        Executive Compensation

Information regarding compensation of executive officers and directors is omitted from this Report, as the Company intends to file its definitive annual meeting proxy statement within 120 days after the end of the Registrant's fiscal year and the information included therein regarding compensation of executive officers and directors (excluding the report on executive compensation and the stock performance graph) is incorporated herein by reference to the sections entitled "Executive Compensation" and " Compensation of Directors".

Item 12.        Security Ownership of Certain Beneficial Owners and Management

Information required by this Item is omitted from this Report, as the Company intends to file its definitive annual meeting proxy statement within 120 days after the end of the Registrant's fiscal year. The information to be included therein regarding this Item is incorporated herein by reference to the sections entitled "Stock Owned by Management" and "Principal Holders of Voting Securities".

Item 13.        Certain Relationships and Related Transactions

Information required by this Item is omitted from this Report, as the Company intends to file its definitive annual meeting proxy statement within 120 days after the end of the Registrant's fiscal year. The information to be included therein regarding this Item is incorporated by reference to the section entitled "Certain Transactions".


PART IV

Item 14.  Exhibits,  Financial  Statement  Schedules and Reports on Form 8-K (a)

List of documents filed as part of this report.

        (a)     (1) Financial Statements.
                                                         Page
                                                       Reference
Consolidated Statements of Financial Condition _
  December 31, 1995 and 1994........................      18
Consolidated Statements of Income _ Years Ended
  December 31, 1995, 1994 and 1993..................      19
Consolidated Statements of Stockholders' Equity _
  Years Ended December 31, 1995, 1994 and 1993......      20
Consolidated Statements of Cash Flows _ Years Ended
  December 31, 1995, 1994 and 1993..................      21
Notes to Consolidated Financial Statements..........   22-36
Independent Auditors' Reports.......................      37

        (a)     (2) Financial Statement Schedules.

All financial statement schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

        (a)     (3) Exhibits.

The following exhibits are either filed as part of this Report or are incorporated herein by reference:

Exhibit No. 3.  Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation, as amended, of the Company (incorporated herein by reference to Annex C to the Prospectus/Proxy Statement filed as part of the Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-4 (Registration No. 33-27259) filed on March 16, 1989).


(b) Amended Bylaws of the Company (incorporated herein by reference to exhibit 3(b) of the Company's 1994 Form 10-K).


Exhibit No. 10. Material Contracts.


(a)  Stock Option Plan, as amended  (incorporated herein by reference to Exhibit
     4.4 of the Post-Effective Amendment No. 1 to the Company's Form S-4 Registration Statement on Form S-8 (Registration No. 33-27259) filed on October 4, 1989).

(b) Directors' Stock Option Plan (incorporated herein by reference to the Company's Form S-8 Registration Statement (Registration No. 33-62466) filed on May 7, 1993).

(c) Employee Stock Option Plan (incorporated herein by reference to the Company's Form S-8 Registration Statement (Registration No. 33-91612) filed on April 26, 1995).

(d)  Directors' Retirement Plan, as amended.

(e)  Deferred Fee Plan for Directors, effective as of January 1, 1996.

(f)  Employment   Agreement   between   and  among  First   Citizens   Financial
     Corporation, Citizens Savings Bank f.s.b. and Herbert W. Jorgensen, dated November 22, 1995, as amended.

(g) Amended Employment Agreement between and among First Citizens Financial Corporation, Citizens Savings Bank f.s.b. and Enos K. Fry, dated September 7, 1995.

(h) Amended Employment Agreement between and among First Citizens Financial Corporation, Citizens Savings Bank f.s.b. and Charles R. Duda, dated September 7, 1995.

(i)  Employment   Agreement,   as  amended,   between  First  Citizens  Mortgage
     Corporation and Benjamin O. Delaney, Jr., dated January 1, 1994, as amended.

(j) Supplemental Retirement Agreement by and between Citizens Savings Bank f.s.b. and Enos K. Fry dated March 7, 1996.

(k) Supplemental Retirement Agreement by and between First Citizens Mortgage Corporation and Benjamin O. Delaney, Jr. dated March 7, 1996.

(l)  1995 Incentive Bonus Plan.

(m)  1996 Incentive Bonus Plan.

(n) Dividend Agreement dated August 3, 1989 as to dividends by the Bank to the Company.


Exhibit No. 11. Computation of Primary and Fully Diluted Earnings Per Share.

Exhibit No. 16. Letter re Change in Certifying Accountant (Incorporated herein by reference to Amendment No. 1 to the Company's 1994 Form 10-K on From 10-K/A).

Exhibit No. 21. List of Subsidiaries (incorporated by reference to Exhibit No. 21 to the Company's 1993 Form 10-K).

Exhibit No. 23. Consent of Experts.


(a) Consent of KPMG Peat Marwick LLP (Registration Nos. 33-27259, 33-62466 and 33-91612).

(b) Consent of Arthur Andersen LLP (Registration Nos. 33-27259, 33-62466 and 33-91612).


(b)     Reports on Form 8-K.

No Forms 8-K were filed during the quarter ended December 31, 1995.


(c)     Exhibits.

See Item 14(a)(3) above.


SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST CITIZENS FINANCIAL CORPORATION
Registrant

By:     Herbert W. Jorgensen                            March 7, 1996
        Chairman and Chief Executive Officer
        (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on March 7, 1996 on behalf of the Registrant in the capacities indicated.

By:     Herbert W. Jorgensen
        Chairman and Chief Executive Officer
        (Principal Executive Officer)

By:     Enos K. Fry
        President and Vice Chairman

By:     Charles R. Duda
        Executive Vice President and Chief Operating Officer

By:     William C. Scott
        Senior Vice President and Chief Financial Officer
        (Principal Financial and Accounting Officer)

By:     N. Richard Kimmel
        Vice Chairman

By:     Stanley Betts
        Albert M. Cowell, Jr.
        William J. Walsh, III
        H. Deets Warfield, Jr.
        Melvin O. Wright
        Directors

Investor Services Directory

Stockholder Information

First Citizens Financial Corporation's periodic reports filed with the Securities and Exchange Commission are available without charge to stockholders and other interested parties. To request these publications, or if you have questions about First Citizens Financial Corporation, you are invited to contact:


Investor Relations

First Citizens Financial Corporation
22 Firstfield Road
Gaithersburg, MD 20878
(301) 527-2400 or 1 (800) 573-8700


Transfer Agent and Registrar

Chemical Mellon Shareholder Services, L.L.C.
PO Box 590
Ridgefield Park, NJ 07660
1 (800) 851-9677

Communications concerning change of address, lost certificates and transfer requirements should be directed to the Transfer Agent.


General Counsel

Robert E. Gough
Heise Jorgensen & Stefanelli P.A.
18310 Montgomery Village Avenue, Suite 400
Gaithersburg, MD 20879


Special Counsel

Hogan & Hartson L.L.P.
555 - 13th Street, N.W.
Washington, DC 20004

Annual Meeting

The 1996 Annual Meeting of Stockholders will be held at 9:00 a.m. on April 19, 1996 at the DoubleTree Hotel in Rockville, Maryland.


1995 Annual Report and Form 10-K

     This report is submitted for the general information of the stockholders of First Citizens Financial Corporation and is not intended to be used in connection with any sale or purchase of securities. Copies of this report are available from the Corporate Secretary of First Citizens Financial Corporation.


Corporate Headquarters

22 Firstfield Road
Gaithersburg, MD 20878
(301) 527-2400


Citizens Savings Bank f.s.b. Locations
Branch Locations:


MAIN OFFICE*
8485 Fenton Street
Silver Spring, MD  20910
(301) 589-9610
Manager: Cynthia White

BETHESDA*
4405 East-West Highway
Bethesda, MD  20814
(301) 654-2411
Manager: Carlos Molina

CHEVY CHASE*
5416 Wisconsin Avenue
Chevy Chase, MD  20815
(301) 654-2154
Manager: Ellen Winston

DAMASCUS*
9801 Main Street
Damascus, MD  20872
(301) 253-2000
Manager: Chandra Bappanad

FLOWER HILL*
18261 Flower Hill Way
Gaithersburg, MD  20879
(301) 840-5600
Manager: David O'Berry

FREDERICK*
Frederick County Square
  Shopping Mall
1003 West Patrick Street
Frederick, MD  21702
Metro_(301) 831-4272
Local_(301) 662-9420
Manager: Erin Stott

GAITHERSBURG*
205 North Frederick Avenue
Gaithersburg, MD  20877
(301) 926-0560
Manager: Dick Reed

KENSINGTON*
3720 Farragut Avenue
Kensington, MD 20895
(301) 949-2200
Manager:  Ron Perrell

OLNEY*
17920 Georgia Avenue
Olney, MD  20832
(301) 774-2300
Manager:  Rob Hill

POTOMAC*
Potomac Place Shopping Center
10100 River Road
Potomac, MD  20854
(301) 299-8230
Manager: Kathleen Mayer

QUINCE ORCHARD*
12110 Darnestown Road
Gaithersburg, MD  20878
(301) 977-8313
Manager:  Ann Blake

ROCKVILLE*
414 Hungerford Drive
Rockville, MD  20850
(301) 762-3101
Manager:  Gina Monello

WHEATON-GLENMONT*
2335 Glenallen Avenue
Wheaton, MD  20906
(301) 946-4787
Manager:  Erin Stott

WHITE OAK*
11161 New Hampshire Avenue
Silver Spring, MD  20904
(301) 593-7600
Manager:  Bill Yeck


Mortgage Originations:

First Citizens Mortgage
Corporation
12501 Prosperity Drive, Suite 130
Silver Spring, MD 20904
(301) 622-9002
Fax  (301) 622-5026

Board of Directors and Corporate Officers

Board of Directors

Herbert W. Jorgensen
Chairman and Chief Executive Officer
Senior Attorney, Heise Jorgensen & Stefanelli P.A.

Enos K. Fry
Vice Chairman of the Board
President, Citizens Savings Bank f.s.b.

N. Richard Kimmel
Vice Chairman of the Board
Owner, Kimmel Properties

Stanley Betts
President, Bogley, Harting & Betts, Inc.

Albert M. Cowell, Jr.
President, A. Myron Cowell, Inc.

William J. Walsh, III
Senior Vice President, Donohoe Real Estate Services

H. Deets Warfield, Jr.
President, Damascus Motor Co., Inc.

Melvin O. Wright
Retired Investment Banker

Chairmen Emeriti
Stanley Betts
Clinton C. Sisson (a)

Directors Emeriti
Harry W. Goff (b)
Retired Builder

T.W. Perry, Jr.
President, T.W. Perry, Inc.

Evelyn K. Stevens
Retired Corporate Secretary
  of Citizens Savings Bank f.s.b.

Corporate Officers

First Citizens Financial Corporation

Herbert W. Jorgensen
Chief Executive Officer

Enos K. Fry
President

Charles R. Duda
Executive Vice President and Chief Operating Officer

William C. Scott
Senior Vice President and Chief Financial Officer

Barbara J. Guy
Corporate Secretary

John V. Romagna
Treasurer

Citizens Savings Bank f.s.b.

Herbert W. Jorgensen
Chief Executive Officer

Enos K. Fry
President

Charles R. Duda
Executive Vice President and Chief Operating Officer
John V. Romagna
Senior Vice President and Treasurer

William C. Scott
Senior Vice President and Chief Financial Officer

David H. Bowman
Senior Vice President, Real Estate Lending

Timothy E. Hall
Senior Vice President, Corporate Lending

LuAnn Loeber
Senior Vice President, Community Banking

Mark A. Schissler
Senior Vice President, Human Resources

J. Terry Thomas
Senior Vice President, Consumer Lending

Barbara J. Guy
Corporate Secretary

Vice Presidents
Juline H. Anderson
Savings Administration

V. Ann Blake
Quince Orchard Branch

Margaret H. Blewitt
Construction Servicing

C R Carder IV
Asset Quality and Compliance, CRA Officer

Rosemary Z. Chamblin
Residential Servicing

Alan E. Good
Administrative Services

Gary D. Houston
Real Estate Lending

Richard J. Hunt, Jr.
Corporate Lending

James P. Kerr, III
Staff Appraiser and Inspector

Gregory G. Lamb
Real Estate Lending

Guy J. Tegler
Corporate Lending

Michael B. Vavreck
Deposit Operations

Lowell W. Yoder
Corporate Lending

Assistant Vice Presidents
Mary Ann Y. Aellen
Henry A. Ault
Joyce B. Cane
Mark L. Joyce
Judith G. Judkins
Henry P. Kistner
Maria P. Lampos
Debbie J. MacArthur
Gina C. Monello
David B. O'Berry
Jeanne Chappuis Petrykanyn
Richard B. Reed
Merle J. Sabatini
Ellen H. Winston
John M. Wright

Barbara J. Egmore
Director of Internal Audit

Myrian E. Fuentes
Assistant Secretary

First Citizens Corporation

Herbert W. Jorgensen
Chairman and Chief Executive Officer

Enos K. Fry
President

David H. Bowman
Vice President

James P. Kerr, III
Vice President

Gary D. Houston
Assistant Vice President

Gregory G. Lamb
Assistant Vice President

Barbara J. Guy
Secretary

John V. Romagna
Treasurer

First Citizens Development Corporation

Albert M. Cowell, Jr.
Chairman

Herbert W. Jorgensen
Chief Executive Officer

Enos K. Fry
President

David H. Bowman
Executive Vice President

Barbara J. Guy
Secretary

John V. Romagna
Treasurer

First Citizens Mortgage Corporation

William J. Walsh, III
Chairman

Herbert W. Jorgensen
Chief Executive Officer

Benjamin O. Delaney, Jr.
President

Thomas L. Bean
Senior Vice President

Kimberly C. Bean
Vice President

Mary Ann Y.  Aellen
Secretary-Treasurer

(a) Chairman Emeritus Sisson died on May 6, 1995.
(b) Director Emeritus Goff died on September 25, 1995.

                                INDEX TO EXHIBITS

                                                                       Page (by
                                                                      Sequential
Exhibit                                                                Numbering
Number                   Identity of Exhibit                            System)
- -------                  -------------------                          ----------

 (3)(a)  Certificate of Incorporation, as amended, of the Company
         (incorporated herein by reference to Annex C to the Prospectus/Proxy Statement filed as part of the Pre-
         Effective Amendment No. 1 to the Company's Registration
         Statement on Form S-4 (Registration No. 33-27259) filed on March 16, 1989).

 (3)(b) Amended Bylaws of the Company (incorporated herein by reference to Exhibit 3(b) of the Company's
         1994 Form 10- K).

(10)(a) Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.4 of the Post-Effective Amendment
         No. 1 to the Company's Form S-4 Registration Statement on Form S-8 (Registration No. 33-27259) filed on October
         4, 1989).

(10)(b) Directors' Stock Option Plan (incorporated herein by reference to the Company's Form S-8 Registration
         Statement (Registration No. 33-62466) filed on May 7,
         1993).

(10)(c) Employee Stock Option Plan (incorporated herein by reference to the Company's Form S-8 Registration
         Statement (Registration No. 33-91612) filed on April 26,
         1995).

(10)(d)  Directors' Retirement Plan, as amended.

(10)(e)  Deferred Fee Plan for Directors, effective as of January 1,
         1996.

(10)(f)  Employment Agreement between and among First
         Citizens Financial Corporation, Citizens Savings Bank
         F.S.B. and Herbert W. Jorgensen, dated November 22,
         1995, as amended.

(10)(g)  Amended Employment Agreement between and among
         First Citizens  Financial Corporation, Citizens Savings
         Bank F.S.B. and Enos K. Fry, dated September 7, 1995.

(10)(h)  Amended Employment Agreement between and among
         First Citizens Financial Corporation, Citizens Savings
         Bank F.S.B.  and Charles R. Duda, dated September 7,
         1995.






(10)(i)  Employment Agreement,  as amended,  between First
         Citizens   Mortgage   Corporation   and  Benjamin  O.
         Delaney, Jr., dated January 1, 1994, as amended.

(10)(j)  Supplemental Retirement Agreement by and between
         Citizens Savings Bank F.S.B. and Enos K. Fry dated March
         7, 1996.

(10)(k)  Supplemental Retirement Agreement by and between First
         Citizens Mortgage Corporation and Benjamin O. Delaney,
         Jr. dated March 7, 1996.

(10)(l)  1995 Incentive Bonus Plan.

(10)(m)  1996 Incentive Bonus Plan.

(10)(n) Dividend Agreement dated August 3, 1989 as to dividends by the Bank to the Company.

(11)     Computation of Primary and Fully Diluted Earnings Per
         Share.

(16) Letter re Change in Certifying Accountant (incorporated herein by reference to Amendment No. 1 to the Company's
         1994 Form 10-K on Form 10-K/A).

(21) List of Subsidiaries (incorporated herein by reference to Exhibit No. 21 to the Company's 1993 Form 10-K).

(23)(a)  Consent of KPMG Peat Marwick LLP (Registration Nos.
         33-27259, 33-62466 and 33-91612).

(23)(b)  Consent of Arthur Andersen LLP (Registration Nos. 33-27259,
         33-62466 and 33-91612).

(27)     Financial Data Schedule.
